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EXHIBIT 1

THE THOMSON CORPORATION

Annual Information Form

For the Year Ended December 31, 2003

March 10, 2004

        In this annual information form, "Thomson," "we," "us" and "our" each refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise.

        Unless the context requires otherwise, references in this annual information form to "$" or "dollars" are to United States (U.S.) dollars.

        Information contained on our website or any other websites identified in this annual information form is not part of this annual information form. All website addresses listed in this annual information form are intended to be inactive, textual references only.

1.     FORWARD-LOOKING STATEMENTS

        Certain statements included in this annual information form constitute forward-looking statements. When used in this annual information form, the words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

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  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

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  our failure to fully derive anticipated benefits from our acquisitions;

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  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

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  our failure to meet the special challenges involved in expansion of our operations outside North America;

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  our failure to recruit and retain high quality management and key employees;

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  the consolidation of our customers;

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  increased self-sufficiency of our customers;

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  increased accessibility by our customers to free or relatively inexpensive information sources;

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  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

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  changes in the general economy;

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  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited, or Woodbridge;

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  inadequate protection of our intellectual property rights;

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  an increase in our effective income tax rate;

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  impairment of our goodwill and identifiable intangible assets; and

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  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in this annual information form are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this annual information form. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

2.     CORPORATE STRUCTURE

        The Thomson Corporation was incorporated under the Business Corporations Act of Ontario, Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996 and we restated our articles as amended on September 1, 1998. Our registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Our principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

        As of December 31, 2003, we beneficially owned, directly or indirectly, 100% of the voting and non-voting securities of the subsidiaries listed below. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of The Thomson Corporation, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of The Thomson Corporation at December 31, 2003, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above.

Subsidiaries	Jurisdiction of Incorporation
Thomson Canada Limited	Ontario, Canada
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Healthcare Inc.	Florida, U.S.A.
Thomson Financial Inc.	New York, U.S.A.
Thomson Media Inc.	Delaware, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
The Dialog Corporation	Delaware, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson Learning Inc.	Delaware, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Institute for Scientific Information Inc.	Pennsylvania, U.S.A.
The Gale Group Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
The MEDSTAT Group, Inc.	Delaware, U.S.A.
Thomson Holdings SA	Luxembourg
Thomson Finance S.A.	Luxembourg
The Thomson Corporation PLC	England
The Thomson Organisation Ltd	England
TTC (1994) Limited	England
Thomson Information & Publishing Holdings Ltd.	England
Thomson Information & Solutions Ltd	England
Thomson Financial Ltd.	England
Datastream International Ltd	England

3.     DESCRIPTION OF THE BUSINESS

Overview

        We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information from multiple Thomson and third party databases and further enhance the value of that information with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we increasingly integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

        We serve customers principally in the following sectors: law, tax, accounting, higher education, reference information, corporate training and assessment, financial services, scientific research and healthcare. We believe these sectors are fundamental to economic development globally and consequently have the greatest potential for consistent long-term growth.

        We have a leading market position and well recognized and respected brands in each of our principal markets. Our revenues in 2003 totaled $7.6 billion and we derived approximately 64% of our revenues from sales of subscription-based products, 34% from other products and only 2% from advertising. In 2003, we derived 81% of our revenues from our operations in North America.

        We have the flexibility to deliver our products and services to our customers electronically in a variety of ways, including over the Internet and our own proprietary platforms. As a result, our products and services are readily integrated into the systems of our customers. By expanding electronic delivery of our products and services, which can generally be done at lower variable costs than those that are print-based, we believe that we will generate revenue growth and expand our profit margins. In 2003, we derived 55% of our revenues from products and services delivered electronically.

  Corporate Center and Market Groups

        Our corporate center initiates and executes strategy and manages other company-wide functions. We organize our operations in four market groups that are structured on the basis of the customers they serve:

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  Thomson Legal & Regulatory;

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  Thomson Learning;

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  Thomson Financial; and

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  Thomson Scientific & Healthcare.

        By centralizing key functions in our corporate center, we foster a company-wide approach while allowing our market groups sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, our corporate center oversees the planning processes of our market groups and their implementation of strategy and assesses their performance. Our corporate center develops and executes capital strategy, including tax planning, and determines the overall direction on technology. In addition, our corporate center has the responsibility for the appointment of senior executives and their training and development.

        The following table summarizes certain information about our four market groups relating to 2003 revenues, the countries in which they operated and the number of their employees as of December 31, 2003.

Market Groups — Operations

	Revenues(1)	Percentage of Revenues(1)(2)	Percentage of Revenues from Electronic Delivery(1)	Countries	Employees
	(in millions of dollars)
Thomson Legal & Regulatory	$3,142	41%	57%	24	17,000
Thomson Learning	2,052	27	27	40	9,100
Thomson Financial	1,523	20	91	22	7,700
Thomson Scientific & Healthcare	760	10	62	19	3,900

(1)
Market group results are presented on the basis of revenues from ongoing businesses, which exclude disposals. Disposals are businesses sold or held for sale, which do not qualify as discontinued operations.

(2)
Percentages are calculated on the basis of revenues from ongoing businesses, including revenues of our corporate and other segment, which constituted 2% of our 2003 revenues.

        During the last few years, we have undertaken a significant initiative to increase the awareness of the Thomson brand, which has involved linking the Thomson name with our many well recognized product and service brands. We believe that heightened awareness of the Thomson brand will become a significant asset in supporting our global growth initiatives.

Transformation

        Since the 1980s, we have been engaged in publishing business and professional information, until recently within a multi-business enterprise. We recently completed a strategic transformation through which we divested other businesses and became focused on information businesses.

        In 1996, we acquired West Publishing, a U.S.-based provider of primarily legal information, for $3.4 billion. We made West the core of our legal and regulatory group and became a leader in this sector. We have used West's leading technology platform as the base for expanding electronic delivery of our information-based products and services. In addition, by acquiring West, we took a substantial step in shifting our strategy to focus on professional and business customers and a subscription-based revenue model.

        In our learning group, we greatly increased our scale by purchasing the higher education and corporate training businesses of Harcourt General Inc., or Harcourt, for $2.1 billion in 2001. In our financial group, we greatly expanded the breadth and depth of our products and services by purchasing Primark, a global provider of financial information, and Carson, a global provider of investor relations products and services, for an aggregate amount of $1.3 billion in 2000.

        We regularly make tactical acquisitions that complement our existing information businesses. For many of our acquisitions, we purchase information or a product or service that we integrate into our operations to broaden the range of our offerings. As alternatives to the development of new products and services, these acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies.

        As part of our transformation, we also divested successful but mature businesses that were no longer core holdings, including:

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  our leisure travel business, which we disposed of in 1998 for proceeds of $1.9 billion; and

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  our community newspapers and a related 50% interest in a newsprint manufacturing business, which we sold in 2000 and 2001 for aggregate proceeds of $2.8 billion.

Thomson Legal & Regulatory

        Our legal and regulatory group is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. We offer a broad range of products and services that utilize our electronic databases of legal, regulatory and business information and news. Our offerings also include non-content based products and services, such as software to assist lawyers and accountants with practice management functions, including document management, case management, and other back office functions, and software that assists tax professionals with preparing and filing tax returns. We also offer Internet-accessible legal directories to assist our customers in their client development initiatives and continuing legal educational programs. In 2003, we provided products and services to each of the 100 largest law firms in the world and our databases are some of the largest in the world.

2003 Product/Service Revenues

        In 2003, 57% of our revenues were generated from products and services delivered electronically and we derived 84% of our revenues from North America. 87% of our 2003 revenues were generated through subscription-based arrangements.

Markets

        As the economy becomes increasingly global, the demand for legal and regulatory information on an integrated global and regional basis is increasing. Customers are requiring a broader array of interlinked products and services to meet their varied informational, operational and marketing needs. Increasingly, customers prefer their information needs to be met by a primary strategic partner as opposed to multiple providers to ensure consistency. Our estimates indicate that the market for legal and regulatory information in most developed countries is relatively stable and we expect average annual revenue growth rates in the future to correlate with each country's gross domestic product growth. However, we estimate the demand for practice management and tax software and client development services is growing at a rate approximately twice the gross domestic product. Although slowing somewhat, consolidation has occurred among a number of our customers, most notably law firms.

        Technology continues to affect the market for legal and regulatory information. The availability and reliability of the Internet and the demand for faster access to information has significantly increased the demand for products and services online. In addition, the Internet has made it much easier to both deliver and receive information and services. As a result, we believe that customers will continue to migrate from print and CDs to online offerings in the future.

        Competitive differentiation in the market for legal and regulatory products is becoming increasingly difficult to demonstrate through traditional means, such as content and reliability. We believe that value-added products and services are increasingly becoming the point of competitive differentiation. In addition, brands are becoming increasingly important as customers associate them with value.

        Online business information and news services supply a variety of current and archival business information and news to professionals in a wide variety of areas such as marketing, strategic planning, business development and research and development. According to our estimates, the global market for business information and news was negatively impacted by the recent economic downturn, resulting in a decline in 2003. In the second half of 2003, we began to see signs that this market was improving. If economic conditions continue to improve in 2004, we expect a modest recovery in the demand for business information and news.

Operations

Legal

        Based primarily on our West business, we are the leading provider in the United States of legal information-based products and services. The following provides information about our major legal brands.

Major Brands	Principal Products and Services	Customers
West
Westlaw(1)
Sweet & Maxwell (U.K., Asia)
Carswell (Canada)
ELLIS (The Netherlands)
Aranzadi (Spain)
Civitas (Spain)
Karnov (Denmark and Sweden)
Lawpoint (Australia)
Lawbook (Australia)
Brookers (New Zealand)
La Ley (Argentina)
Sintese (Brazil)
Lawtel (U.K.)	Legal information-based products and services	Lawyers, law students, law librarians, trademark professionals, legal professionals
Elite Westkm ProLaw	Law firm management software
FindLaw	Web-based legal directory and website creation and hosting services
Foundation Press West Law School Publishing BAR/BRI West LegalEdCenter	Textbooks, study aids, bar review courses and continuing education materials

(1)
United States, United Kingdom, Australia, Canada, Denmark, Germany, Hong Kong, Spain and Sweden.

        We provide integrated information solutions to virtually every large law firm, significant government institution and law school in the United States and to small and medium-sized law firms and corporate in-house legal professionals. Our information includes case law, statutes, administrative material, law reviews and treatises, lawyer profiles, legal commentary, public records and legal forms, in electronic and print formats. We offered our customers access to over 19,000 databases as of December 31, 2003.

        Our West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial enhancements prepared by our staff of lawyers and editorial professionals. These editorial enhancements facilitate more productive researching by our customers.

        We also operate legal information businesses in Canada, the United Kingdom, Germany, Denmark, France, Ireland, the Netherlands, Spain, Sweden, Australia, Hong Kong, New Zealand, Brazil and Argentina through local operations and in Switzerland through a joint venture. Through these businesses, we provide a range of primary materials such as case law and statutes and secondary materials, including treatises and legal commentary specific to the countries in which we operate.

        Westlaw is our primary online delivery platform. Westlaw offers numerous search features and navigation tools that enable our customers to search databases that are relevant to them to research points of law, build tables of authorities or search for other topically related commentary. Using mywestlaw.com, our customers can customize Westlaw by focusing on specific jurisdictions or practice areas. Our offering of mywestlaw.com, together with increased use of the Internet, has allowed us to further penetrate the market for smaller and specialized law firms. In 2003, we introduced Westlaw Litigator, a service designed to assist attorneys in evaluating and investigating cases and preparing for trial. Through Westlaw, we also offer KeyCite, an online citation research service that, among other things, enables our customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative, retrieve a list of cases that cite a particular case or compile a table of authorities.

        Westlaw UK, launched in 2000, offers a combination of legal information from the United Kingdom and the European Union that we derive from our legal publishing businesses in those jurisdictions, together with information licensed from third parties, such as business information and news from Factiva. Customers may also access, on a transactional basis, legal and regulatory information from West in the United States and our other businesses such as Dialog, our global online provider of business information and news. In 2002, we acquired Lawtel, the leading U.K. online current awareness and legal information service. As a result of the continued growth of Westlaw and Lawtel, 98 of the largest 100 U.K. law firms subscribed to our online services in 2003.

        In addition, we offer country-specific online services in Argentina, Australia, Canada, Denmark, Germany, Hong Kong, Spain, Sweden and the United Kingdom. In each case, we offer local content, owned or licensed by our operations in that region, and supplemented with relevant information from other regions of the world such as our databases of European Council directives maintained by our ELLIS business unit. Westlaw DE, based in Germany, was successfully launched in April 2003 and offers comprehensive coverage of German and European legal information.

        In addition to launching customized online services in various countries, we also provide a basic Westlaw service, known as Westlaw International. Through Westlaw International, we are able to offer our current online products and services to customers in markets where we may not have an existing publishing presence or have not yet developed a fully customized Westlaw service. As of December 31, 2003, we provided Westlaw International in 27 countries.

        Elite Information Group, which we acquired in 2003, offers software that assists law firms and government agencies of all sizes with front and back office management functions, including document management, case management, general ledger accounting, billing and records management. We have integrated Elite with our ProLaw, Westkm and Law Manager businesses to offer a broad legal software suite of products. While our software customers are primarily based in the United States, Elite is expanding internationally.

        Our FindLaw business offers client development services in the United States that include legal directories, legal news, a legal career center and other legal resources. FindLaw charges law firms a fee to be included in its online legal directories but users may search its legal directories and other products and services free of charge. FindLaw provided website design and hosting services to more than 6,400 law firms in 2003.

        Our West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, we provide bar examination review courses and materials. We also have a legal textbook publishing business with over 1,400 titles in 2003, making us a leading provider of casebooks and other learning materials to law students in the United States. Our West LegalEdCenter, which we launched in 2001, provides online continuing legal education materials and offers one of the largest selections of video and audio continuing legal education programs on the Internet, including more than 9,000 hours of accredited content as of December 31, 2003 to legal professionals across the U.S.

Tax and Accounting

        We provide tax and accounting professionals with regulatory information and software to assist them in their daily work. The following provides information about our major tax and accounting brands.

Major Brands	Principal Products and Services	Customers
RIA Checkpoint PPC GEE (U.K.) IOB (Brazil)	Tax and accounting information-based products and services	Accountants, lawyers, consultants
Creative Solutions Fast-Tax Trust Services	Tax and accounting software and services

        Our tax and accounting information is available in both print and electronic formats. Our online tax product, Checkpoint, provides our customers with increased speed of service and the flexibility to link to a broad collection of databases. We continue to add additional content and embedded tools in this area. As a result of these initiatives, Checkpoint's subscriber base increased approximately 22% in 2003 compared to 2002. We are one of the leading online suppliers of tax and accounting information in the U.S.

        Through Creative Solutions, we offer software products that perform payroll, write-up, bookkeeping, audit and practice management functions and enable our customers to interact with their clients through the Internet. In addition, we offer tax accounting software known as UltraTax that assists our customers in the preparation of tax returns and enables them to file tax returns electronically. Through our Fast-Tax Trust Services business, we provide our customers with a specialized range of products for managing trust accounting, from tax preparation software to complete tax preparation services. Our tax and accounting business is currently focused on developing integrated research and workflow solutions utilizing products from our software business and our information businesses to create a broader offering to tax and accounting professionals.

        While our tax and accounting customers are primarily in the United States, we also sell our products internationally on a limited basis through both our RIA business and other Thomson companies, including IOB, the leading provider of tax information in Brazil.

Business Information & News and Trademarks

        We provide business information and news to business professionals, scientists and consultants. The following provides information about our major business information and news brands.

Major Brands	Principal Products and Services	Customers
Dialog NewsEdge Profound DataStar Intelligence Data	Online database of business and scientific information and current and archival news	Business professionals, scientists, consultants

        Dialog provides business information and news to a wide range of customers of all our market groups, including business, science, engineering, financial and legal professionals. Dialog primarily licenses data from third parties and derived data from more than 200,000 sources as of December 31, 2003, such as publicly filed documents, industry literature and trade journals. This makes the Dialog database one of the largest of its kind in the world. Dialog and its affiliates allow our customers to identify current information on particular topics and search our archival databases for information on particular topics to assist in their research activities.

        As of December 31, 2003, Dialog provided business information and news services to more than 25,000 corporate customers and more than 100,000 professional researchers, and in 2003 was accessed by over two million end-users worldwide.

        Through Dialog, we are offering content from our other market groups, such as patent information from Derwent in our scientific and healthcare group and reference information from Gale in our learning group. To support this initiative, we are migrating Dialog's content to our Novus online platform so we can accelerate new products to market and make this content compatible with Westlaw's value-added information. We believe this will improve our ability to offer content from our other market groups through Dialog and to combine Dialog with our other online services.

        We also provide trademark search and information services to business, law and trademark professionals. The following provides information about our major trademark brands.

Major Brands	Principal Products and Services	Customers
Thomson & Thomson Compu-Mark (Europe) Brandy* (Japan) O. Gracklauer (Germany)	Trademark search and information services	Business, legal and trademark professionals

* = Joint venture

        Through Thomson & Thomson, Compu-Mark and Brandy, a Japanese joint venture, we maintain databases containing all current trademark registrations in the United States, Japan, Malaysia, Singapore, Canada and most European countries. We also offer a wide range of products and services that cover all aspects of developing and protecting trademarks, including enabling customers to screen them, determine their availability, protect them from infringement and search domain names.

Technology

        In our legal and regulatory group, we maintain a sophisticated electronic infrastructure and highly developed online systems and support capabilities to provide our customers with products and services primarily through the Internet. In particular, as of December 31, 2003, we maintained three primary data centers with several thousand servers that have the capacity to handle over 25 million transactions per day. We have successfully developed and are implementing Novus, the next generation of our online delivery platform, which utilizes new and highly scalable technologies resulting in significantly enhanced capabilities. This platform allows us to more easily combine content from our various online services, reduce product delivery costs and reduce development time for new products and services. We continue to significantly upgrade and standardize our applications and infrastructure, enabling us to enhance our ability to market and sell our products over the Internet.

Competition

        Our primary global competitors in the legal and regulatory information market are Reed Elsevier and Wolters Kluwer, with whom we compete in the United States and in most of the other countries in which we operate. Our major competitors continued to pursue acquisitions in 2003, primarily in North America and Europe, albeit at a slower pace than recent history. We also compete with other domestic competitors in the United States and in our international markets for legal and regulatory information, practice management software and client development services.

        In the business information and news market, we compete with other business information and news aggregators, the most significant being Factiva (a joint venture between Reuters and Dow Jones) and Nexis (a business of Reed Elsevier). In addition, we compete with Ovid Technologies (a subsidiary of Wolters Kluwer), STN International and other smaller companies that focus on specific segments of the business information and news market.

Thomson Learning

        Our learning group is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. We help our customers find the learning resources they need, learn using print and electronic resources and measure their learning success.

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  Our academic publishing and reference businesses provide textbooks and related learning products used in colleges and universities, together with a broad range of online and print-based reference materials used in libraries, reference centers, schools, colleges, universities and corporations.

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  Our lifelong learning businesses provide electronic and print-based training, career education, vocational learning and testing and certification programs and materials to corporations, government agencies, universities, vocational schools, teachers and students.

2003 Product/Services Revenues

        In 2003, 27% of our revenues were generated from sales of products and services delivered electronically and we derived 80% of our revenues from North America.

  Markets

        We divide the global learning market into the following segments:

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  primary and secondary school;

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  higher education, including post-secondary, college and university education;

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  library reference; and

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  corporate training and testing.

        We participate primarily in the higher education, library reference and corporate training and testing market segments. While printed materials continue to be the most widely used learning resource, instructors and students are increasingly seeking electronic resources. With the shift to electronic resources, scale and operating efficiency are becoming increasingly important and, accordingly, significant investments need to be made in technology, marketing and distribution.

        We believe that the higher education segment has long-term growth potential, as education has become a lifelong pursuit. The higher education segment is less cyclical than the primary and secondary school segment because it does not rely on public school districts to adopt textbooks and other learning materials and is less exposed to government-related budget constraints. However, while post-secondary education enrollment continues to increase, many public post-secondary institutions are now dealing with cutbacks in state and local government support. While those cuts are not affecting the demand for education, the underlying economic conditions have led to further tuition increases and a reduction in some course offerings. Those conditions have made students more sensitive about textbook prices, leading in some cases to reduced textbook sales. The higher education market is also less capital intensive because publishers in this market are not required, as in the primary and secondary school market, to invest funds for book development prior to receiving a commitment from state education bodies that their books will be adopted and purchased.

        The library reference market has high electronic information adoption rates and its electronic information can be easily combined with higher education products and services. Recent state government cutbacks have also significantly reduced the amounts spent by libraries on reference materials. These cuts have resulted in an accelerated migration of collections to electronic products, and many libraries that had in the past purchased materials in both print and electronic formats are now choosing to purchase in electronic format only.

        We believe the corporate e-training and e-testing markets have strong growth potential due to high electronic information adoption rates, the cost and time efficiencies of digital delivery and the increasing importance that companies are placing on utilizing corporate training and testing products to improve the skills of their employees. For these and other reasons, businesses are increasingly outsourcing training and are shifting spending from instructor or classroom-led to technology-based training. However, the corporate training and testing market can be, and recently has been, affected by changes in the general economy as training budgets are often reduced in an economic downturn. Smaller companies that have traditionally serviced this market are facing increasing pressure to consolidate as customers are demanding training solutions that combine traditional training products with electronic products and validation of training programs. Customers are also increasingly addressing training on an enterprise-wide basis and in some cases on a global basis.

  Operations

  Academic Publishing and Reference

        We provide textbooks, study guides and teaching guides in print and electronic formats for use in colleges and universities and electronic, print and microfilm reference materials for libraries, reference centers, schools, colleges, universities and corporations. The following table provides information about our major academic publishing and reference brands.

Major Brands	Principal Products and Services	Customers
Wadsworth	Textbooks and electronic course materials in the humanities and social sciences	Colleges, universities, professors, students, professionals
South-Western	Textbooks and electronic course materials in business and economics
Brooks/Cole	Textbooks and electronic course materials in mathematics and sciences
Heinle	Textbooks and electronic course materials for English, modern languages and English-language training
Peterson's	College and university selection guides in print and electronic formats, online college registration and test preparation
Nelson (Canada/Australia)	Textbooks and electronic course materials for the school and higher education markets
Paraninfo (Spain/Portugal)	Spanish-language higher education textbooks in business, economics and vocational subjects
Universitas 21 Global (Asia-Pacific)*	Online university courses
WebCT**	Course management software and enterprise software solutions for universities
Gale Macmillan K.G. Saur (Germany)	Printed and electronic reference materials, electronic databases of magazine, newspaper and periodical content, microfilm collections and encyclopedias	Academic and public libraries, corporations, reference centers, colleges, universities, schools

        * = Joint venture

        ** = Minority interest

        We supplement our major textbooks with electronic teaching aids, such as online interactive supplements and websites. We publish in selected disciplines that we believe offer the highest long-term growth and where we have or believe we can attain substantial market share, such as in the humanities, social sciences, languages, science, mathematics, business and economics fields. We create proprietary reference material, aggregate periodical content and primary source research information and integrate this information into a broad array of sophisticated online reference libraries. We also maintain academic microfilm collections that we provide to our library customers.

        Experts in the relevant disciplines author our textbooks and learning materials. We contract with our authors under long-term royalty arrangements. The authors work with our editors to prepare the original materials for new editions, revised editions and teaching supplements. The depth and breadth of our product offerings allow us to manage the release dates of major textbook titles so that revenues from new product releases are spread more predictably from year to year.

        We are currently digitizing our microfilm collection and include this content in some of our electronic products. In particular, Gale's Eighteenth Century Collections Online features electronic access to approximately 150,000 printed works from across a number of academic disciplines. With full-text search capabilities across all 33 million pages, this collection provides a new way to conduct multi-disciplinary research.

        We also provide electronic resource centers that aggregate reference information about particular topics. The Gale Resource Centers are devoted to topics such as literature, history, business, biography and health. With a single search using Gale's InfoTrac service, customers worldwide are able to access online journals through Gale and Ingenta. We are also extending our reference business into new markets by providing supplements to core curricula taught in primary and secondary schools and expanding the distribution of reference products in the international and primary and secondary school library markets.

        In 2003, we began providing customized lessons and exercises for college entrance exams through Peterson's Test Prep. These online courses are the next generation of test preparation with no two students receiving the same course. Using our technology, we have the capability to design a different course that is customized to each individual's strengths, weaknesses and scoring goals.

        While our principal market is the United States, we also distribute our publishing and reference products internationally. In 2003, approximately 60% of the revenues that we earned from international sales of our academic publishing products and services were attributable to content created in local markets. We also adapt textbooks and learning materials created for the U.S. market for sales abroad by, where necessary, translating them and supplementing them with local content. In the international markets, we distribute our higher education products and services primarily to universities, colleges, schools and reference libraries.

  Lifelong Learning

        We provide electronic and print-based training, certification and testing solutions to corporations, government agencies, students and professionals. We also offer textbooks, study guides and teaching guides, in print and electronic formats, to technical and vocational schools, trade associations, professors, students and professionals. We offer our information technology and business skills training products and services to corporate information technology departments and corporate training departments and government agencies worldwide.

        One of the strengths of our training and testing business is the breadth of our offerings. As of December 31, 2003, we maintained a repository of more than 85,000 electronic learning objects, which are self-contained instruction modules to teach specific skills primarily focused on information technology and business, and more than 3,000 e-learning courses. These learning objects are used to create flexible and personalized training programs tailored to the needs of students. The following table provides information about our major lifelong learning brands.

Major Brands	Principal Products and Services	Customers
Prometric	Technology-based test development, delivery, and results management	Corporations, professionals and professional associations, academic institutions and associations, federal and state government agencies
NETg	Online and instructor-led information technology and business skills training	Corporations, government agencies
Course Technology	Textbooks and print and electronic materials for information technology instruction	Universities, colleges, corporations
Delmar Learning Education Direct	Textbooks and learning materials for technology, trade healthcare, professional and career education	Colleges, vocational schools, career schools, teachers, students

        We also offer textbooks, teaching guides, study guides and practice tests to professionals who are seeking to maintain or upgrade their credentials and to professors and students in degree-granting technical and vocational schools. We create our offerings for a wide variety of disciplines, including administration, automotive, computer-assisted drafting, cosmetology, education, electronics, fire rescue, healthcare, security, travel and other trades.

        In 2003, our Prometric business delivered approximately six million computer-based exams in over 130 countries. In 2003, we generated revenues for our testing business from IT certification tests, professional certification tests, such as tests for investment brokers, certified public accountants, and medical doctors, academic tests, such as graduate record exams and tests of English as a foreign language, government tests and pre-employment assessments for corporations.

        We are focused on enhancing our ability to provide comprehensive "must-have" training solutions for corporate and government customers. In particular, we are creating training solutions that are mandatory to maintain professional certifications and licenses and to comply with federal, state, and local government regulations.

  Technology

        Technology is an integral element in the solutions of our learning group. We are currently focused on standardizing our technological infrastructure and platforms to support the development of new electronic products and services and delivery systems. At Gale, we plan to integrate content delivery on a single technology platform so that with a single search, customers will be able to access a variety of reference materials on topics such as literature, history and health through our Gale Resource Centers. In our higher education publishing business, we are using technology to develop electronic solutions that are designed to make the learning experience more effective. In our lifelong learning business, we have implemented new scheduling, registration and administrative systems that provide Prometric test-takers with flexible registration options and lower our costs. We are also using technology to consolidate our print and electronic materials and software-based applications to create online training products for the customers of our training business.

  Competition

        The higher education publishing market in the United States and internationally has a small number of major participants. In addition to us, they include Pearson Education and McGraw-Hill.

        Our principal competitors in the global library print reference market are Océano Grupo Editorial and the Grolier unit of Scholastic Inc., and in the global library electronic reference market are ProQuest Company and EBSCO Industries, Inc.

        Our principal competitors in the global lifelong learning business include Pearson in the computer-based testing market and SkillSoft Corp., DigitalThink, Inc., ElementK, MindLeaders, and KnowledgeNet in the electronic and print-based training markets.

Thomson Financial

        Our financial group is a leading provider of financial products and information solutions to the global financial services industry. We offer a broad range of financial data and related products and services to assist trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners and corporate executives. We focus on the banking and brokerage, investment management and corporate customer segments.

        In November 2003, Thomson Financial announced the realignment of its core buy-side and sell-side business units into one integrated organization. This strategic realignment was largely implemented on January 1, 2004. The intent of this realignment is to accelerate success in providing integrated financial solutions, increase sales by better meeting the needs of our financial group's customers and maximize the coordination among internal organizations and processes. The following discusses our financial group and its revenues under the organization that was in place during 2003.

2003 Product/Services Revenues

        In 2003, 91% of our revenues were generated from sales of products and services delivered electronically and we derived 79% of our revenues from North America. 74% of our 2003 revenues were from subscription-based arrangements.

        We provide our customers with financial information, including historical financial and economic information, broker research, earnings estimates, transaction data, insider trading information, corporate information and public disclosure documents. We also provide access to real time information, including market data, trading information and financial news. We make this information more valuable to our customers as our products and services enable them to search, analyze and manipulate the data so that it can be used more effectively. We also offer our customers other services, such as the dissemination of corporate news releases, back office data processing, transaction processing and, through our joint ventures, services that facilitate trade settlement and securities issuances. We offer our products and services separately and we are increasingly combining them to provide comprehensive information and technology solutions.

        In 2003, we continued our development of a suite of these combined products under the Thomson ONE umbrella. Thomson ONE is a flexible open architecture framework that allows for easy integration and delivery.

        In the second quarter of 2004, we intend to begin the rollout of wealth management workstations to Merrill Lynch's advisors globally. These workstations will bring together market data, news and Thomson Financial proprietary content integrated with customer relationship management and portfolio management tools leveraging Merrill Lynch proprietary data and online collaboration tools.

        To provide quality data, we have a global research group that was comprised of more than 2,100 employees in 13 countries as of December 31, 2003. This group obtains and manages the financial information that we provide. Our databases of financial information are some of the largest in the world. We derive the majority of our financial information from public sources, such as regulatory filings and analyst reports. We also conduct our own surveys to create other data collections, such as our database of institutional contacts. Our research group formats, organizes, indexes and edits the information we collect to enhance its value to our customers and continually updates it. In addition, we license content from third party suppliers, such as Dow Jones for news. Having one global research group manage all of our financial content is cost efficient, ensures its consistency and quality and enables us to offer it across all of our customer segments.

  Markets

        Growth in the global market for financial information is largely correlated with activity in the financial markets. In 2003, the market for financial information declined due to protracted negative market conditions. However, IPO volume in the fourth quarter of 2003 was the busiest quarter in three years. In 2003, mergers and acquisitions activity in the United States ended a two-year decline and we believe activity is poised to increase. In 2004, we expect that the financial information market will return to positive growth as market activity begins to return to traditional levels.

        Consolidation in the financial services industry has affected the global market for financial information. Consolidation has reduced the number of customers in the market, which has the effect of intensifying competition. In addition, consolidation among some of our competitors has resulted in stronger competitors that have broader offerings of products and services and increased scale.

        We believe that we have effectively differentiated ourselves from our major competitors in the global market for financial information. Our systems use more open architecture than our competitors, which allows our customers to more easily utilize other information and software applications with our products and services. Our products and services are also less bundled than those of some of our competitors, allowing our customers to purchase only the content and applications that they need. As a result, we often provide our products and services at a significantly lower cost to our customers than our competitors. Some of our competitors are focused solely or primarily on particular segments within the financial information market. Our primary advantage over these competitors is our ability to offer our customers a broader range of products and services to better satisfy their complete information needs.

  Operations

  Banking and Brokerage

        The investment banking part of our banking and brokerage group focuses on providing investment bankers and private equity professionals with integrated information solutions to assist them in pursuing and completing transactions, including precedent analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and securities offerings. The sales and trading part of our banking and brokerage unit focuses on providing information solutions to equity and fixed income professionals to assist them with each element of the sales and trading process, including order indications, receipts and executions, investment decisions, process confirmations and trading. The following table provides information about our major banking and brokerage brands.

Major Brands	Principal Products and Services	Customers
SDC Platinum Investext Global Access Thomson Research Thomson Deals Thomson ONE Banker	Online databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news combined with analytical functionality	Investment bankers, private equity professionals
Thomson ONE Equity Thomson ONE Yield Global Topic	Electronic financial information, including real-time market data such as pricing data, company information, news and analytics	Institutional traders, retail traders, investment advisors
BETA	Back office data processing services
AutEx	Electronic database and real-time network for trade order indications and trade executions

        For our investment banking customers, we provide online financial data and research on companies, industries and markets that allow them to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. We offer mergers and acquisitions transaction data that our customers use to identify comparable transactions, business opportunities and business trends. We also offer institutional securities ownership information that enables our customers to determine who is buying, selling and holding securities. In addition, our customers can access news, stock price information and SEC filings and analyze this information with a set of comprehensive tools. All these capabilities are available through Thomson ONE Banker, which provides a comprehensive desktop solution for investment bankers that delivers all of their real-time and historic data requirements integrated with specific workflow applications.

        Through Thomson ONE Banker, Thomson ONE Equity and Thomson ONE Yield, we provide real-time financial information and market data, combined with the ability to analyze and manipulate the data. Thomson ONE Equity targets the institutional equities market and Thomson ONE Yield is designed for fixed income professionals. The Thomson ONE open application framework allows our customers to modify their workstations to meet their individual preferences and needs. Through improved connectivity, our customers are able to link to our other products, such as First Call, and other third party products and services that provide the user with a range of financial information.

        BETA Systems allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Through BETA Systems, our customers are able to generate a range of customer account documents including monthly customer statements, trade confirmations and real-time portfolios. BETA Systems interfaces with major clearing services, depositories and exchanges to process orders for securities.

        We also offer AutEx, which is a database and online real-time network for trade order indications and executions for listed and over-the-counter securities. Through AutEx, a broker/dealer is able to send a real-time indication of interest to buy or sell securities to portfolio managers. The indication of interest appears in the portfolio manager's AutEx screen and the portfolio manager can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers. This allows subscribers to obtain a summary of all trades and indications of interest at any time.

  Investment Management

        Our investment management group is focused on providing information solutions to assist portfolio managers and research analysts in buy and sell side investment management activities such as investment analysis and research. We offer a range of customizable products and services that help our customers work through each phase of the investment process, including research and analysis, investment decisions, stock selection, trade execution and settlement. We offer our products separately and are increasingly combining them to provide comprehensive information solutions. The following table provides information on our major investment management brands.

Major Brands	Principal Products and Services	Customers
Thomson ONE Analytics Datastream I/B/E/S Baseline	Online databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings, news and analytical tools	Portfolio managers, portfolio analysts, buy side traders, research analysts
Vestek	Performance attribution and portfolio construction tools	Portfolio managers
PORTIA Oneva	Portfolio management systems and order management systems	Operations managers, IT managers

        First Call is one of the principal products that our investment manager customers use. Through Thomson ONE Analytics, customers have access to real-time equity and fixed income brokerage research, current and historical analyst estimates, historical pricing data, global aggregated forecast data, pricing data for U.S., European, Asian and other non-U.S. companies, market indices data, institutional holdings data and SEC filings. Thomson ONE Analytics enables financial professionals to identify investment opportunities using any combination of more than 100 referential and quantitative criteria, view the history of an individual analyst's recommendations, estimates and published research and compare them against actual results to assess past performance, calculate estimates using their own information and assumptions and view their portfolio holdings. In addition, Thomson ONE Analytics allows financial professionals to export data so that it can be used in other software applications such as spreadsheet applications.

        We also provide our customers with products enabling them to analyze portfolio characteristics, assess portfolio risk and performance and construct portfolios with desired rates of risk and return. During 2004, we intend to expand and integrate this area of our business into Thomson ONE.

  Corporate

        Our corporate group provides information solutions primarily to investor relations professionals and financial executives. We provide online access to financial information such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. The following table provides information on our major corporate brands.

Major Brands	Principal Products and Services	Customers
IR Channel PRNewswire/First Call Wire Outbound	Web-based software applications providing corporate news and information, stock surveillance services and outbound communications services	Investor relations professionals, financial executives
Capital Market Intelligence	Market intelligence and analytical services for market valuation analysis

        We also provide services for the dissemination of corporate news releases. Through Outbound, we offer a comprehensive offering for the investor relations professional. This builds upon our alliance with PR Newswire that allows us to distribute their news releases and corporate webcasts over First Call and Thomson ONE products.

  Other Joint Ventures

        In 2001, we formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of our customers in the financial services industry resulting from a proposal to move from a three day (T+3) to a one day global settlement cycle (T+1). The Securities Industry Association is expected to re-assess this proposal later this year. If this initiative is implemented, we believe that Omgeo will be able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

  Technology

        In our financial group, we maintain global data collection and management systems that have enabled us to assemble and manage one of the largest and broadest database collections of financial information in the world. We also maintain powerful delivery platforms that enable us to provide real-time market data through our Thomson ONE suite of products quickly and reliably to our customers. In addition, we have delivery architectures that allow us to offer modular web-based services that can be bundled together to integrate a number of our products and services into a single product offering. Our systems allow us to combine these technologies with our other web-based products and services, which gives us an advantage over our major competitors. We also maintain private networks, or extranets, which enable us to provide innovative community solutions such as our AutEx service, which connects a large number of firms to a network and permits the online exchange of real-time trade order indications and executions.

  Competition

        Our financial group's two major competitors are Bloomberg and Reuters. Bloomberg and Reuters compete in all of our segments. Bloomberg is a principal competitor in fixed income and equities, while Reuters is particularly strong in institutional equities and investment banking.

        Our financial group also competes in the investment management and banking and brokerage segments with competitors such as FactSet Research System, Multex.com (a Reuters business), Advent Software and SunGard Data Systems, each of whom focus primarily on specific product and service areas within the various segments.

Thomson Scientific and Healthcare

        Our scientific and healthcare group is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. We derive most of our scientific and healthcare information from public sources, academic, scientific, technical and medical journals, pharmaceutical companies and practicing professionals and we supplement it in many cases with proprietary analysis prepared by our staff of expert editors. Our databases and websites are seen as important distribution channels by authors and publishers of journals. We enhance the value of the information by ranking, organizing and summarizing it to make it more accessible and of greater utility to our customers and we update it continuously.

  •
  Our scientific solutions assist scientists in all stages of the research and development cycle from scientific discovery to product release.

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  Our healthcare solutions provide critical drug and clinical information and medical education to physicians enabling them to improve the quality of care their patients receive. We also provide integrated decision support solutions that enable healthcare managers and practitioners to more effectively manage the cost and quality of healthcare.

2003 Product/Services Revenues

        In 2003, 62% of our revenues were generated from sales of products and services delivered electronically, 75% of our revenues were derived from North America and 53% of our revenues were from subscription-based arrangements.

Markets

Scientific

        Scientific information markets can be divided into the primary publishing and secondary publishing segments. The main publishing channels for scientific discovery are journal literature and patents.

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  Primary publishers principally publish original articles of scientific findings, in print or electronic formats.

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  Secondary publishers enhance the value of primary publication information by ranking and organizing the information so that it is more accessible to their customers.

        We operate primarily in the secondary publishing/content-hosting market because we believe this market presents a greater opportunity for growth. We believe that demand for scientific information will continue to grow because our customers consider scientific research and development funding to be necessary, not discretionary, expenditures.

Healthcare

        The global healthcare information market is a very broad market. While we participate in various segments, we are focused on the clinical and drug information and medical education segments because we believe these areas offer stronger growth prospects than other segments. Within the healthcare information market, there is a continuing trend towards delivering information to physicians and other healthcare professionals at the point of care. The demand for point of care information is driven by a combination of consumer demand for quality healthcare, cost pressures and heightened awareness of medical errors. Medical education is a significant element of drug introductions because physicians must be made aware of the existence of a new drug and its benefits and risks before they will consider it as a treatment option for their patients. Historically, medical education has been provided in person through meetings and seminars. However, medical education products are increasingly being provided through the Internet and CDs to communicate new clinical information on a more global scale.

Operations

Scientific

        Our scientific business provides integrated information solutions that enable access to, and management of, the highest quality and most relevant published materials for researchers, information specialists and administrators in diverse fields. We also provide complementary products and services, such as bibliographic software programs, content hosting of well-established databases in the industry, and document delivery services for full-text journal articles and patents. We customize our products for particular industries or other customer groups and make them available in one easily accessible, searchable database through the Internet and other electronic formats. Our objective is to be the primary resource for scientific information in the research and development process. The following table provides information about our major scientific brands.

Major Brands	Principal Products and Services	Customers
Web of Knowledge	Comprehensive application that expands the Web of Science to include third-party hosted content, editorially selected websites, and tools to access, analyze and manage research information	Corporations in the pharmaceutical/biotechnology, chemical and engineering industries, government agencies, research libraries, universities
Web of Science	Comprehensive database for research scientists providing a unique source for journal article cited references and access to abstracted and indexed journals
Investigational Drugs Database (IDdb)
Integrated web platform for the pharmaceutical and biotechnology industries that delivers journal literature, patents, commercial news sources, company communications, professional meetings and other mission-critical content
Delphion
Integrated platform solution, which enables technical professionals to search patents, leverage unique productivity tools to analyze and track market developments and competitive activities, and view, download, and print high-quality patent images
Derwent World Patent Index	Indexed and abstracted patent database
Geneseq	Comprehensive database of patented genetic sequences

        Within our academic division, the Web of Knowledge platform offers a single point of entry for scholarly researchers. This electronic service extends our users' access to research information by offering an integrated collection of citation databases covering over 8,700 evaluated journals, leading scientific and patent information databases, journal citation reports, meetings and conference proceedings, and evaluated scientific websites. Our advanced interface allows our customers to search a single database or multiple databases concurrently and enables customers to link to full-text journal articles provided by publishers and return seamlessly to our service upon command to continue their research. The bibliographic references in our database cover the period from 1945 to the present. The Web of Science citation product is used in many of the leading academic institutions and research libraries around the world.

        Through our corporate divisions, we are the world's leading provider of indexed patent information and patent abstracts. Each week, we assess, classify, summarize and index over 35,000 patent documents from 37 international patent-issuing authorities and our databases cover the period from 1963 to the present. Through our Geneseq database, we believe we currently have the most comprehensive and authoritative source of information on patented genetic sequences. Geneseq consistently contains more sequence data than comparable public access databases. Our literature and patent products and services can be used to monitor competitors, develop research and business strategies, and protect patent portfolios. The world's leading pharmaceutical companies, specialty chemical, automotive and telecommunications manufacturers, and many other research-oriented companies use these products and services.

        Our corporate divisions continue to develop customized solutions for specific niche areas that can be seamlessly integrated into our customer's daily workflow. Each solution assembles sophisticated software tools with relevant data from the World Patent Index, our consolidated coverage of world journal literature, and must-have content extracted from our extensive product portfolio, such as the Investigational Drugs Database (IDdb) and the Delphion Research Site. IDdb primarily serves the pharmaceutical market and provides validated, integrated and evaluated information about the R&D portfolios of more than 9,600 companies and institutes involved in drug development. The product includes information about therapeutic patents, including links to the full text of the original patent, the pipeline status of over 20,000 investigational drugs, searchable chemical structures, meeting reports, and over 460,000 bibliographic references. Delphion is an integrated solution that enables research and analysis of patents and related intellectual property information. With Delphion, technical professionals can search over 39 million patents from over 60 countries, leverage unique productivity tools to analyze and track market developments and competitive activities, and view, download and print high-quality patent images. Through the acquisition of Techstreet in August 2003, we extended our research and development offering to engineering customers. Techstreet allows us to deliver over 100,000 global engineering standards and specifications alongside our existing reference databases.

Healthcare

        Our healthcare business provides integrated information solutions, often at the point of care, to physicians, pharmacists, nurses and other health professionals. Our drug, clinical point of care solutions, and patient education resources enable clinicians to efficiently access the reference resources they need to make decisions during treatment and provides patients with pertinent information regarding their condition. The following table provides information about our major healthcare brands.

Major Brands	Key Products and Services	Customers
PDR (Physicians' Desk Reference)	Database of Food and Drug Administration (FDA) approved drug monographs, delivered in print and electronic format	Physicians, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies, insurance companies
MICROMEDEX	Clinical, toxicological and environmental database products
DRUGDEX	Evaluative drug database created and maintained by clinicians
CareNotes	Patient education information
POISINDEX	Poison control procedures database
DISEASEDEX	Evidenced-based acute and chronic disease information and database of medical emergency procedures
American Health Consultants	Healthcare newsletter publisher and provider of continuing medical education
Physicians World Gardiner-Caldwell	Providers of medical education focused on solutions to clinical issues encountered by physicians
Medstat	Decision support products and services designed for managing healthcare costs and measuring healthcare quality

        Our healthcare products represent a comprehensive database of drug information, emergency procedures, evidence-based acute and chronic disease information, poison and biohazard information, and patient education information that has been compiled over more than 25 years. The database has been developed from scientific and clinical literature by expert editors and from approved drug-labeling information and was relied on by more than 7,700 healthcare facilities in over 80 countries during 2003. In the United States, our DISEASEDEX Emergency Medicine product is used in over 1,800 hospital emergency rooms, our CareNotes patient education resource is used in over 1,600 hospitals, and our POISINDEX reference product is used in all 63 poison control centers in the United States.

        Our PDR (Physicians' Desk Reference) product is a drug database created from Food and Drug Administration approved drug-labeling information and is distributed in a print directory format, on handheld electronic devices and through the Internet. Pharmaceutical companies provide us with the drug-labeling information and list their products in the directory. Pharmaceutical companies also sponsor the annual delivery of the PDR to approximately 480,000 practicing physicians in the United States and we sell approximately 330,000 additional copies of the directory to other healthcare professionals and consumers. Our 170,000 physicians access the PDR over the Internet and our handheld wireless version of the PDR is now being used by over 45,000 physicians.

        Through Medstat, we provide decision support systems, market intelligence, benchmark databases and research for managing the purchase, administration and delivery of health services and benefits. We also develop and provide products and methodologies for organizing and understanding the data. Our decision support solutions and research provide a vast collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.

        Primarily through our Physicians World and Gardiner-Caldwell businesses, we provide medical education for physicians, pharmacists and other healthcare professionals. These educational programs are often funded by grants or fees from pharmaceutical companies and are sometimes certified in the form of continuing medical education (CME). Most physicians in the United States are required to complete a minimum number of continuing medical education hours annually. Similar CME requirements are being introduced for physicians and other healthcare practitioners in other countries. Pharmaceutical companies fund medical education to introduce and keep physicians aware of new and existing drugs as patient treatment options. We are increasingly providing our medical education products through the Internet and CDs.

Technology

        Technology is an increasingly important element of the products and services of our scientific and healthcare group. We are focused on continuously improving our content management and delivery technologies so that we have the ability to provide our products in the media best suited to our customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Each of our scientific and healthcare businesses deploys a common flexible content management system that improves our ability to customize and combine our products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as we are able to automatically update our databases concurrently.

        Our scientific business is committed to expanding the functionality of our Web of Knowledge, Delphion, and IDdb platforms by introducing new features and applications. Additionally, in our healthcare business, we are moving our drug and clinical information products to platforms that can be delivered to handheld and other wireless devices as we anticipate these information delivery technologies will become an increasingly important element of our point of care information solutions strategy.

Competition

Scientific

        Our principal competitors in the scientific information market include Reed Elsevier, Wolters Kluwer, Information Holdings Inc. and the American Chemical Society.

Healthcare

        Our principal competitors in the clinical and drug information market are Wolters Kluwer, Reed Elsevier, and First DataBank, a subsidiary of The Hearst Corporation. The remainder of our competition is from small specialized, providers of drug or clinical information.

        The medical education market is served by a large number of participants including Boron, LePore (BLP Group), a division of Cardinal Health Inc., Excerpta Medica, a division of Reed Elsevier, Phase Five Communications, a division of Grey Healthcare, and Ingenix Clinical Communications, a division of UnitedHealth Group, Inc.

Corporate and Other

        We maintain our Thomson Media business unit under the category corporate and other. Thomson Media is a business unit established in 2001 to manage the print-based businesses that we previously maintained in our financial group. These include our American Banker and Bond Buyer publications.

        In March 2003, we sold our 20% interest in Bell Globemedia, a media company based in Canada, to a company that is owned by the Thomson family for $279 million. We had previously held our investment in Bell Globemedia in our corporate and other segment. Bell Globemedia's primary businesses are CTV, a national television network in Canada and The Globe and Mail, a national newspaper in Canada. We acquired our interest in Bell Globemedia in January 2001 by contributing the assets of The Globe and Mail and its related businesses.

Sales and Marketing

        We primarily sell directly to our customers. In the United States, some of our businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of our offices to ensure that our existing customers' needs are met. Outside of the United States, some of our businesses have regional sales forces that focus on marketing and selling our products to customers located in a particular country or area. We sometimes supplement our regional sales and account management presence with a telemarketing group to assist in meeting our customers' informational requirements. Some of our learning products are also resold through arrangements with a number of distributors.

        In addition, we have been successful in selling some of our products and services over the Internet. Focusing some of our marketing and sales efforts on Internet sales has allowed us to broaden our range of customers and reduce sales and marketing costs. A number of our businesses also use the Internet to provide product support to our existing customers.

Intellectual Property

        Our principal intellectual property assets include our patents, trademarks, databases, copyrights in our content and other rights in our tradenames. We obtain significant content through third-party licensing arrangements with content providers. We have also registered a number of website domain names in connection with our publishing and Internet operations.

Properties and Facilities

        The following table includes summary information with respect to facilities that are material to our overall operations as of December 31, 2003.

Facility	Sq. Footage	Owned/Leased	Principal Services
Stamford, Connecticut	79,048	Leased	Principal executive offices
Boston, Massachusetts(1)	464,390	Leased	Thomson Financial offices
New York, New York	284,000	Leased	Thomson Financial head office
Independence, Kentucky	835,000	Leased	Thomson Learning distribution facility
Eagan, Minnesota	2,518,000	Owned	Thomson Legal & Regulatory head office and West operating facilities

(1)
Consists of three addresses located in Boston, Massachusetts.

        We own and lease office space and other facilities around the world to support our businesses. We believe that our properties are in good condition and are adequate and suitable for our present purposes.

Employees

        As of December 31, 2003, our ongoing businesses had approximately 39,000 employees in 43 countries. Of that number, approximately 17,000 were employed by our legal and regulatory group, 9,100 by our learning group, 7,700 by our financial group and 3,900 by our scientific and healthcare group. The remaining employees were employed within Thomson Media and our corporate center. We believe that our employee relations are good.

Legal Proceedings

        We are involved in various legal proceedings arising in the ordinary course of business. In our opinion, no legal proceedings, if decided adversely, could reasonably be expected to have a material adverse impact on our financial position or results of operations.

Risk Factors

        The risk factors below are associated with our company. The risks and uncertainties below are not the only ones we face but represent some of the risks that our management believes are material. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected.

We operate in highly competitive markets, which may adversely affect our market share and our financial results.

        We operate in highly competitive markets with significant established competitors such as Pearson, Reed Elsevier, Wolters Kluwer, Reuters Group, Bloomberg and The McGraw-Hill Companies, that have substantial financial resources, recognized brands, technological expertise and market experience. Our competitors are continuously enhancing their products and services, developing new products and services and investing in technology to better serve the needs of their existing customers and attract new customers. Some of our competitors are acquiring additional businesses in key sectors that will allow them to offer a broader array of products and services. We may also face competition from businesses that have not traditionally participated in our markets but that could adapt their products and services to meet the demands of our customers or combine with one of our traditional competitors to enhance its products and services. Competition may require us to reduce the price of our products and services or make additional capital investments that would adversely affect our profit margins. If we are unable or unwilling to do so, we may lose market share and our financial results may be adversely affected.

Our significant investments in technology may not increase our revenues or decrease our operating costs, which may adversely affect our financial results.

        Over the past several years, we have made significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. For example, in 2002 and 2003, our total capital expenditures were $1.1 billion, of which approximately 72% was for technology-related investments. We expect our investment in technology to continue at significant levels. We cannot assure you that as a result of these significant investments in technology, we will be able to increase our revenues or decrease our operating costs and this may adversely affect our financial results.

If we are unable to fully derive the anticipated benefits from our acquisitions, our financial results may be adversely affected.

        During the past several years, we have completed a number of acquisitions and we may acquire other businesses in order to enhance our ability to serve existing markets or enter new markets. During 2002 and 2003, we completed a total of 57 acquisitions for an aggregate cost of approximately $500 million. Achieving the expected returns and synergies from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technology, administrative functions and personnel of these businesses into our market groups in an efficient and effective manner. We cannot assure you that we will be able to do so or that acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues and profits may be lower and our operational costs may be higher.

If we are unable to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets, our ability to generate additional revenues may be adversely affected.

        Our growth strategy involves developing additional products and services to meet our customers' needs for integrated information solutions. In addition, we plan to grow by attracting new customers and expanding into new geographic markets. In 2003, for example, we introduced a country-specific version of Westlaw in Germany. It may take a significant amount of time and expense to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets. If we are unable to do so, our ability to generate additional revenues may be adversely affected.

Expansion of our operations outside North America involves special challenges that we may not be able to meet and that may adversely affect our ability to grow.

        While our primary markets are in North America, we operate globally and have targeted certain markets outside North America for continued growth. In particular, we are focusing on opportunities in Europe, Latin America and Asia-Pacific for expansion. In 2003, 81% of our revenues were from the United States and Canada, 14% were from Europe, 4% were from Asia-Pacific and 1% were from other countries. There are certain risks inherent in doing business in some jurisdictions outside North America, including the following:

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  difficulties in penetrating new markets due to established and entrenched competitors;

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  difficulties in developing products and services that are tailored to the needs of local customers;

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  lack of local acceptance or knowledge of our products and services;

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  lack of recognition of our brands;

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  unavailability of joint venture partners or local companies for acquisition;

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  instability of international economies and governments;

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  changes in laws and policies affecting trade and investment in other jurisdictions;

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  exposure to varying legal standards, including intellectual property protection laws, in other jurisdictions; and

  •
  foreign currency exchange rates and exchange controls.

        These risks could affect our ability to expand successfully outside North America, which may adversely affect our ability to grow.

If we do not continue to recruit and retain high quality management and key employees, we may not be able to execute our strategy.

        The implementation and execution of our strategy depends on our ability to continue to recruit and retain high quality management and other employees across all of our businesses. We compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. We cannot assure you that we will be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for our businesses and this may adversely affect our ability to execute our strategy.

Consolidation of our customers may adversely affect our financial results.

        Mergers among our customers in some of our key markets have occurred or are occurring, including among financial services companies, legal and accounting firms and scientific and healthcare research institutions. Consolidation may create larger customers with more bargaining power, which may adversely impact the prices we can charge for our products and services. In some instances following a consolidation, divisions and employees are eliminated. This may result in lower demand for our products and services. Lower demand and lower prices for our products and services may adversely affect our financial results.

Our customers may become more self-sufficient, which may reduce demand for our products and services and adversely affect our financial results.

        Our customers may decide to independently develop certain products and services that they currently obtain from us. For example, some of the customers of our financial group have established a consortium to aggregate and disseminate their research reports to their institutional clients. Customers of our corporate training business may develop and implement their own corporate training programs. To the extent that our customers become more self-sufficient, demand for our products and services may be reduced which may adversely affect our financial results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for our products and services and adversely affect our financial results.

        In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and we expect this trend to continue. For example, governmental agencies have increased the amount of information they make publicly available for free. Public sources of free or relatively inexpensive information may reduce demand for our products and services. To the extent that our customers choose to use these public sources directly for their information needs, our financial results may be adversely affected.

We may not be willing or able to maintain the availability of information obtained through licensing arrangements or the terms of our licensing arrangements may change, which may reduce our profit margins or our market share.

        We obtain significant information through licensing arrangements with content providers. For example, we do not have a proprietary news source and we license all of our news content from various sources. Some content providers may seek to increase licensing fees for providing their proprietary content to us. If we are unable to renegotiate acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, we may be required to reduce our profit margins or experience a reduction in our market share.

Parts of our businesses are affected by changes in the general economy, which may adversely affect our financial results.

        The performance of parts of our businesses is dependent on the financial health and strength of our customers, which is in turn dependent on the general economies in our major markets, North America and Europe. For example, customers of our financial group, our corporate training business in our learning group and our trademark search business in our legal and regulatory group are particularly affected by fluctuations in the economy. The recent downturn in the economy led to cost-cutting measures by some of these customers. As a result, purchases of some of our products and services were reduced. Cost-cutting by our customers in response to a weak economic climate may adversely affect our financial results.

We are controlled by Woodbridge, which is in a position to affect our governance and operations.

        Our principal shareholder, Woodbridge, beneficially owned, directly or indirectly, approximately 64% of our common shares as of March 5, 2004. For as long as Woodbridge has a controlling interest in us, it will generally be able to approve any matter submitted to a vote of shareholders without the consent of our other shareholders, including, among other things, the election of our board of directors and the amendment of our articles of incorporation and by-laws. In addition, Woodbridge is able to exercise a controlling influence over our business and affairs, the selection of our senior management, the acquisition or disposition of assets by us, our access to capital markets, the payment of dividends and any change of control of us, such as a merger or take-over. The effects of this control may be to limit the price that investors are willing to pay for our common shares. In addition, we cannot assure you that Woodbridge will not sell any of our common shares it owns in the future. A sale of our common shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of our common shares.

Our intellectual property rights may not be adequately protected, which may adversely affect our financial results.

        Many of our products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, CDs and dedicated transmission lines. We rely on agreements with our customers and patent, trademark, copyright and other intellectual property laws to establish and protect our proprietary rights in our products and services. Third parties may be able to copy, infringe or otherwise profit from our proprietary rights without our authorization. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for us in protecting our proprietary rights in content delivered through these media. We also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. We cannot assure you that we have adequate protection of our intellectual property rights. If we are not able to protect our intellectual property rights, our financial results may be adversely affected.

Our effective income tax rate may increase significantly, which would have a negative effect on our earnings and our available cash.

        We have benefited from a low effective income tax rate in recent years. In 2003, our income tax expense represented 15.4% of our earnings from continuing operations before income taxes and our proportionate shares of losses on investments accounted for using the equity method of accounting, compared to the statutory corporate income tax rate in Canada of approximately 36.6%. Our 2003 effective tax rate of 15.4% benefited from the reduction of contingent tax liabilities by a net amount of $64 million, primarily due to a favorable tax settlement. Excluding the effect of the adjustment to contingent tax liabilities, our 2003 effective tax rate would have been 21.7%. Our low effective income tax rate is impacted by the geographical mix of our earnings before taxes, and also by the impact by differing tax rules applicable to our operating and financing subsidiaries outside Canada. Additionally, we utilize tax loss carryforwards to reduce our effective income tax rate. However, most of our remaining tax loss carryforwards are in Canada where our ability to use them in the future will likely be limited because our taxable earnings in Canada are likely to be insufficient to absorb the losses. We expect our effective income tax rate to increase within the next several years and this increase may be significant. An increase in our effective tax rate could arise as a result of increases in the proportion of our earnings being generated in countries that have higher tax rates than our current effective tax rate, including the United States, the effect of changes in tax legislation and changes in tax treaties that may increase the amount of tax payable by some of our subsidiaries. An increase in our effective income tax rate would have an adverse effect on our earnings and on the amount of cash we have available.

We have significant goodwill and identifiable intangible assets recorded on our balance sheet that may be subject to impairment losses that would reduce our reported assets and earnings.

        Identifiable intangible assets and goodwill, arising from acquired businesses, comprise a substantial portion of our total assets. At December 31, 2003, our total assets were approximately $18.7 billion, of which approximately $8.2 billion, or 44%, was goodwill and approximately $4.5 billion, or 24%, was identifiable intangible assets. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.

Our businesses rely heavily on electronic delivery systems and the Internet and any failures or disruptions may adversely affect our ability to serve our customers.

        We depend heavily on the capacity, reliability and security of our electronic delivery systems and the Internet. Heavy use of our electronic delivery systems and other factors such as loss of service from third parties, operational failures, sabotage, break-ins and similar disruptions from unauthorized tampering or hacking, human error, national disasters, power loss and computer viruses could cause our systems to operate slowly or interrupt their availability for periods of time. Our ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third-party Internet providers or increased government regulation. If disruptions, failures or slowdowns of our electronic delivery systems or the Internet occur, our ability to distribute our products and services effectively and to serve our customers may be adversely affected.

4.     SELECTED FINANCIAL INFORMATION

Selected Financial Information

        Our selected financial information is included in Item 5, "Management's Discussion and Analysis." Please see page 67 of this annual information form.

Dividends

  Policy

        We presently pay quarterly dividends on our common shares and intend to continue to do so. Our policy is to pay dividends at a rate that takes into account all factors that our board of directors considers relevant, including our earnings, available free cash flow, financial condition and capital requirements.

        Our board intends to review our company's dividend policy annually in the second quarter to more closely align the dividend review with our overall business planning calendar. The declaration of dividends by our board of directors and the amount of those dividends may be adjusted or eliminated at the discretion of our board of directors.

  Dividend Reinvestment Plan

        Under our dividend reinvestment plan, our common shareholders may elect to have their dividends reinvested in additional common shares that are newly issued rather than purchased in the market. The price per common share is calculated by reference to the weighted average price of our common shares on the Toronto Stock Exchange during the five trading days immediately preceding the record date for each dividend payment. No brokerage commissions are payable in connection with the purchase of common shares under our dividend reinvestment plan and we bear all administrative costs. The plan is currently available to our registered common shareholders who are resident in Canada, the United States and the United Kingdom.

        In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in our common shares through June 2005. The termination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. Woodbridge has advised management that it has no current intention to voluntarily participate in the plan.

  Common Share Dividends

        During the past 12 months, we paid quarterly dividends of $0.18 per common share on March 17, 2003, June 16, 2003 and September 15, 2003 and we paid a quarterly dividend of $0.185 per common share on December 15, 2003. We also paid a special dividend of $0.428 per common share on March 17, 2003 in connection with the closing of the sale of our 20% interest in Bell Globemedia to a company owned by the Thomson family for $279 million. We pay dividends on our common shares in U.S. dollars, but our common shareholders have the option to receive dividends in equivalent Canadian dollars or British pounds sterling.

  Preference Share Dividends

        We pay dividends on our Series II preference shares quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

        In April 2003, we redeemed all 18,000,000 of our outstanding Series V preference shares at a price of Cdn$25.50 plus accrued and unpaid dividends up to, but not including, the redemption date.

5.     MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following management's discussion and analysis should be read in conjunction with our consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP, and the related notes to those financial statements. All dollar amounts in this discussion are in U.S. dollars unless otherwise specified. This management's discussion and analysis is dated as of February 25, 2004.

Overview

Our Business

We are a global leader in providing integrated information solutions to business and professional customers. We generate revenues by supplying our customers with business-critical information from multiple Thomson and third-party databases and further enhance the value of that information with analysis, insight and commentary. To enhance the speed and accessibility of information for our customers, we increasingly deliver information and services electronically. As we integrate critical information with analysis, tools and applications, we place greater focus on the way our customers use our content, rather than simply on selling the content itself.

As a global company, we are affected by the economic conditions and business characteristics of each market in which we operate. The development of our business is also largely driven by our customers' technological, information and other needs. In 2002 and 2003, we saw gains in strategically important areas of our businesses, such as online information, software tools and applications, and services. However, challenging global economic conditions, increasing customer pricing pressures and budget constraints, most notably in the financial, library reference and IT testing markets, affected our overall revenue growth. During the last two years, our company-wide focus on leveraging resources and driving efficiencies helped us increase our profitability. We generated strong cash flow in 2002 and 2003, reflecting our strong operating results.

In 2003, we derived approximately 64% (2002 — 62%) of our revenues from sales of subscription-based products, 34% (2002 — 36%) from books and other products and services and only 2% (2002 — 2%) from advertising. In 2003, we derived 81% (2002 — 82%) of our revenues from our operations in North America, and 55% (2002 — 56%) of our revenues from products and services delivered electronically. The following table summarizes selected financial information for 2003 and 2002, including certain metrics which are non-GAAP financial measures. Please see the section below entitled "Use of Non-GAAP Financial Measures" for definitions of these terms and refer to the "Reconciliations" section at the end of this management's discussion and analysis for a reconciliation of these measures to the most directly comparable Canadian GAAP measures.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2003	2002	Change
Consolidated Statement of Earnings Data:
Revenues	$7,606	$7,444	2%
Operating profit	1,191	1,136	5%
Earnings attributable to common shares(1)	879	586	50%
Basic and diluted earnings per common share(1)	$1.34	$0.91	47%
Consolidated Balance Sheet Data:
Cash and cash equivalents	683	709
Total assets	18,680	18,548
Total liabilities	9,480	9,582
Shareholders' equity	9,200	8,966
Other Data(2):
Adjusted EBITDA	2,064	1,961	5%
Adjusted earnings attributable to common shares	705	636	11%
Adjusted earnings per common share	$1.08	$0.99	9%
Net debt	3,373	3,573
Free cash flow	983	980

(1)
Results are not directly comparable due to certain one-time items. For more information, please see the "Results of Operations" section of this management's discussion and analysis.

(2)
Non-GAAP financial measures.

We organize our operations into four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of integrated information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Elite, FindLaw, GEE, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of tailored learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Course Technology, Delmar, Gale, Heinle, Nelson, NETg, Peterson's, Prometric, South-Western and Wadsworth.

  •
  Thomson Financial is a leading provider of financial products and information solutions to the global financial services industry, including brokers, financial planners and corporate executives. Major businesses and brands include AutEx, Baseline, BETA Systems, Datastream, DigiTRADE, Disclosure, First Call, I/B/E/S, IFR, Investext, IR Channel, Thomson ONE Equity, Thomson ONE Analytics, Thomson ONE Advisor, Thomson ONE Banker, Thomson ONE Yield and Worldscope.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Current Drugs Investigational Drugs Database, Derwent World Patent Index, Medstat, Micromedex, Physicians' Desk Reference (PDR), Web of Science and Web of Knowledge, and continuing medical education providers Physicians World and Gardiner-Caldwell.

2003 Revenues

We also report financial results for a corporate and other reporting category, which constituted 2% of our 2003 total revenues, as well as discontinued operations. The corporate and other category principally includes corporate expenses, costs associated with our stock-related compensation and the results of Thomson Media, which is a business unit we established in 2001 to manage print-based businesses that were previously managed in our financial group.

2004 Financial Outlook

We anticipate that the current economic environment will improve in 2004, including the market for U.S. financial services. Consequently, we expect 2004 revenue growth to accelerate from the 2% increase achieved in 2003, but to remain below our long-term target of 7% to 9%. This long-term target is not an annual revenue objective, but is expected to be achieved by our portfolio of businesses over the normal business cycle. Growth is expected to be driven by continued high growth rates in the strategic areas of the business, supplemented by tactical acquisitions. Our financial group is expected to post a revenue increase in 2004, following two years of declines due to depressed market conditions.

Adjusted EBITDA margins in 2004 are expected to remain consistent with 2003 levels, reflecting continued operating improvement, offset by higher pension expense and higher expected stock-related compensation expense.

We expect to continue to generate strong free cash flow in 2004, in line with the level achieved in 2003.

Revenues

Our revenues are derived from a diverse customer base. In both 2003 and 2002, no single customer accounted for more than 2% of our total revenues.

We segment our financial results geographically by origin in our financial statements, on the basis of the location of our operations that produce the product or service. The following table presents a summary of our revenues, before intercompany eliminations, segmented geographically for the years ended December 31, 2003 and 2002:

	Year ended December 31, 2003		Year ended December 31, 2002
(millions of U.S. dollars)
	Revenues	%	Revenues	%
United States	6,131	79%	6,092	80%
Europe	1,093	14%	1,017	14%
Asia-Pacific	291	4%	255	3%
Canada	201	2%	165	2%
Other countries	69	1%	77	1%

	7,785	100%	7,606	100%
Eliminations(1)	(179)		(162)

Total	7,606		7,444

(1)
Represents intercompany sales from one region to another.

In 2003, 81% of our revenues were from our operations in North America, a slight decrease from 82% in 2002. We are seeking to increase our revenues from outside North America as a percentage of our overall revenues. We can modify and offer internationally many of the products and services we developed originally for customers in North America without excessive customization or translation. This represents an opportunity for us to earn incremental revenues. For example, in 1996, Westlaw only had a market presence in the United States. In 2003, Westlaw had extended its footprint to 63 countries. For some of the products and services we sell internationally, we incur additional costs to customize our products and services for the local market and this can result in lower margins if we cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of our growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of our products may be lacking, we believe that the quality and brand recognition of our products and services help to mitigate that risk.

We use a variety of media to deliver our products and services to our customers. Increasingly, our customers are seeking products and services delivered electronically and are migrating away from print-based products. We deliver information electronically over the Internet, through dedicated transmission lines, CDs and more recently through handheld wireless devices. We expect that electronic revenues as a percentage of our total revenues will increase slightly in 2004 compared to 2003 as we continue to emphasize electronic delivery, add solution-based and software-based acquisitions to our portfolio, and as markets outside of North America continue to incorporate technology into their workflow. In 2003, electronic revenues as a percentage of our total revenues declined slightly, primarily due to our financial group's revenue decrease and lower revenues from our e-learning businesses. Electronic delivery of our products and services improves our ability to provide additional products and services to our existing customers and to access new customers around the world. This allows us to increase our revenues and expand our margins because products and services delivered electronically generally have lower variable costs than those that are print-based.

Expenses

As an information provider, our most significant expense is labor. Our labor costs include all costs related to our employees, including salaries, bonuses, commissions, benefits and payroll taxes, but does not include costs related to our stock-related compensation. Labor represented approximately 58% of our cost of sales, selling, marketing, general and administrative expenses (operating costs) in 2003 compared to approximately 57% in 2002. No other category of expenses accounted for more than 12% of our operating costs in either 2003 or 2002.

Acquisitions and Dispositions

During 2002 and 2003, we completed a total of 57 acquisitions for an aggregate cost of approximately $500 million. These acquisitions were tactical in nature and generally related to the purchase of information, products or services that we integrated into our operations to broaden the range of our product and service offerings to better serve our customers. This is the key principle which drives our overall acquisition strategy. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into our product and service offerings and cost efficiencies. During 2002 and 2003, acquired businesses generated a significant portion of the growth in our total revenues and a lesser portion of the growth in our operating profit. Generally, the businesses that we acquired in 2002 and 2003 have initially had lower margins than our existing businesses. In 2003, our largest acquisition was Elite Information Group, a provider of practice management software to law firms that we acquired in May 2003 for $101 million. In 2004, we expect that the total amount we will spend on acquisitions will increase from the 2003 level of $211 million.

When integrating acquired businesses, we focus on eliminating cost redundancies and combining the acquired products and services with our existing offerings. We may incur costs, such as severance payments to terminate employees and contract cancellation fees, when we integrate businesses. We include many of these costs in deriving our operating profit.

During 2002 and 2003, we completed a total of 19 dispositions for aggregate consideration of approximately $475 million. In 2003, we also announced the planned sale of certain businesses which we expect to complete in 2004. While a number of these businesses possessed strong brand equity, loyal customer bases and talented employees, these businesses did not provide the type of synergies that strengthen our core integrated information solutions. The more significant of these dispositions were the sale of our 20% interest in Bell Globemedia Inc., or BGM, in April 2003 for $279 million and the sale of our healthcare magazines in October 2003 for $135 million. The BGM transaction is discussed in "Related Party Transactions" below and the healthcare magazines transaction is discussed in "Discontinued Operations" below.

Seasonality

We typically derive a much greater portion of our operating profit and operating cash flow in the second half of the year. Customer buying patterns are concentrated in the second half of the year, particularly in the learning and regulatory markets, while costs are spread more evenly throughout the year. As a result, our operating margins generally increase as the year progresses. For these reasons, it may not be possible to compare the performance of our businesses quarter to consecutive quarter, and our quarterly results should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year. While we report results quarterly, we view and manage our business from a longer-term perspective.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with Canadian GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance and financial position. We use these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. We have historically reported non-GAAP financial results as we believe their use provides more insight to our results. The following discussion defines the measures that we use and explains why we believe they are useful measures of our performance, including our ability to generate cash flow:

  •
  Adjusted EBITDA.  We define Adjusted EBITDA as earnings from continuing operations before interest, taxes, depreciation and amortization, as well as restructuring charges, net other income (expense) and equity in net losses of associates, net of tax. Among other things, Adjusted EBITDA eliminates the differences that arise between businesses due to the manner in which they were acquired or funded. In particular, Adjusted EBITDA excludes the effects of amortization of identifiable intangible assets, which is a non-cash charge arising from acquisitions accounted for under the purchase method of accounting. We also use Adjusted EBITDA margin, which we define as Adjusted EBITDA as a percentage of revenues.

  •
  Adjusted operating profit.  Operating profit before amortization and restructuring charges, or Adjusted operating profit, reflects depreciation expense but eliminates the effects of restructuring charges and amortization of identifiable intangible assets. Because we do not consider these items to be operating costs, we exclude them from the measurement of our operating performance. We also use Adjusted operating profit margin, which we define as Adjusted operating profit as a percentage of revenues.

  •
  Free cash flow.  We evaluate our operating performance based on free cash flow, which we define as net cash provided by operating activities less net additions to property and equipment, other investing activities and dividends paid on our preference shares. We use free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions.

  •
  Adjusted earnings and Adjusted earnings per common share from continuing operations. We measure our earnings attributable to common shares and per share amounts to adjust for non-recurring items and discontinued operations, which we refer to as Adjusted earnings from continuing operations and adjusted earnings per share from continuing operations. We use these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations does not represent actual earnings per share attributable to shareholders.

  •
  Net debt.  We measure our indebtedness including associated hedging instruments (swaps) on our debt less cash and cash equivalents. Given that we hedge some of our debt to reduce risk, we include hedging instruments as a better measure of the total obligation associated with our outstanding debt. We reduce gross indebtedness by cash and cash equivalents, on the basis that they could be used to pay down debt.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP, and therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to operating profit, cash flow from operations, net earnings, total debt or other measures of financial performance calculated in accordance with Canadian GAAP. We encourage you to review the reconciliation of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this management's discussion and analysis.

Results of Operations

Consolidated Operations

Our results from continuing operations exclude businesses that we classify as discontinued operations for all periods presented in the accompanying consolidated financial statements. For more information on these businesses, please see the section below entitled "Discontinued Operations." Our market group results from continuing operations represent ongoing businesses, which exclude the results of businesses sold or held for sale that do not qualify as discontinued operations (i.e., disposals). The principal businesses included in disposals were various businesses in our financial market group. The following table sets forth our summarized results from 2003 and 2002.

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)
	2003	2002	Change
Revenues	7,606	7,444	2%
Adjusted EBITDA	2,064	1,961	5%
Adjusted EBITDA margin	27.1%	26.3%
Operating profit	1,191	1,136	5%
Operating profit margin	15.7%	15.3%
Adjusted operating profit	1,476	1,426	4%
Adjusted operating profit margin	19.4%	19.2%
Net earnings	867	605	43%
Earnings attributable to common shares	879	586	50%
Earnings per share attributable to common shares	$1.34	$0.91	47%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Revenues. The increase in revenues was primarily attributable to contributions from acquisitions and the impact of favorable foreign currency translation. Growth from certain existing businesses, notably in our legal and regulatory and scientific and healthcare businesses, was offset primarily by reduced revenues in library reference and e-testing businesses in our learning group, transaction-based products in our financial group, and the news and trademark businesses in our legal and regulatory group.

To conform to the current year's presentation, revenues and expenses for 2002 within our learning and financial groups have been increased in order to present on a gross basis certain fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit, and each reclassification is discussed in more detail within the market group discussions below.

Operating profit. Operating profit and related margin growth in 2003 reflected continued efficiency efforts across the corporation and, to a lesser extent, contributions from acquisitions and the favorable impact of foreign currency translation. Those increases were partially offset by higher depreciation expense from recent acquisitions and capital expenditures; expense in 2003 associated with our stock appreciation rights, reflecting an increase in the trading price of our common shares during the year, compared to a benefit in 2002; and higher pension expense. The increased pension expense was due to changes in assumptions and the amortization of deferred losses, as well as the effect of a one-time benefit of $32 million recognized in 2002 in connection with one of our pension plans. This benefit was recorded within corporate and other, and is discussed more fully under that section. There was no such benefit in 2003.

Adjusted EBITDA and Adjusted operating profit. Adjusted EBITDA and Adjusted operating profit and related margins increased for the same reasons discussed in the "Operating profit" discussion in the immediately preceding paragraph.

Depreciation and amortization. Depreciation in 2003 increased 10% to $588 million from $535 million in 2002. This increase reflected recent acquisitions and capital expenditures. Amortization was $285 million in 2003, essentially unchanged from $284 million in 2002, as increases due to the amortization of newly acquired assets were offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Net other income (expense). In 2003, net other income was $74 million, compared to a net other expense of $34 million in 2002. The 2003 amount comprised primarily a gain on the sale of our 20% interest in BGM (discussed in "Related Party Transactions" below), and the receipt of $22 million in July 2003 as part of a settlement with Skillsoft PLC, a competitor of our learning group. Under the terms of the settlement, Skillsoft PLC is scheduled to pay us an additional $22 million in July 2004, which will be recognized upon receipt. In 2002, net expense was primarily comprised of charges associated with the sale or write-down of certain investments.

Net interest expense and other financing costs. Our interest expense in 2003 decreased 13% to $252 million from $291 million in 2002. This decrease reflected lower average levels of outstanding net debt in 2003.

Income taxes. Our income tax expense in 2003 of $156 million represented 15.4% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting. This compares with income tax expense of $162 million in 2002 and an equivalent effective rate of 20.0%. The decrease in the effective rate largely reflected the reversal, in the fourth quarter of 2003, of contingent tax liabilities principally arising from a favorable tax settlement. After consideration of the tax settlement, as well as other tax contingencies as at December 31, 2003, we reduced our liability for tax contingencies by $64 million. Excluding the effect of the adjustment to contingent tax liabilities, our income tax expense in 2003 would have been $220 million, or 21.7% of our earnings from continuing operations before income taxes and our proportionate share of losses on investments accounted for using the equity method of accounting.

Our effective income tax rate in each year was lower than the statutory corporate income tax rate in Canada of 36.6% (2002 — 38.6%) due principally to the lower tax rates and differing tax rules applicable to our operating and financing subsidiaries outside Canada.

The balance of our valuation allowance against our deferred tax assets at December 31, 2003 was $534 million compared to $540 million at December 31, 2002. The net movement in the valuation allowance from 2002 to 2003 primarily relates to additions from Canadian losses sustained in 2003, the reversal of prior years' contingencies and additions from foreign currency translation, offset by the change in the deferred tax liability related to the revaluation of the currency swap financial instruments, which reduced the valuation allowance requirement.

Equity in net losses of associates, net of tax. Equity in net losses of associates, net of tax, includes our proportionate share of net losses of investments accounted for using the equity method, as well as writedowns from the reduction in carrying values of certain investments accounted for under the equity method. In 2003, equity in losses of associates, net of tax, was $13 million, compared to $101 million in 2002. The difference primarily reflects a goodwill impairment charge recorded by BGM in 2002, of which our proportionate share was $67 million, and a higher level of write-downs in 2002.

Earnings attributable to common shares and earnings per common share. In 2003, earnings attributable to common shares included a gain of $21 million related to the redemption of our Series V preference shares. We redeemed those shares in April 2003 for Cdn$25.50 per share plus accrued dividends. The gain of $21 million represents a realized foreign exchange gain of $30 million, less the premium paid on redemption of $6 million, and taxes of $3 million.

Earnings attributable to common shares, which include the results of discontinued operations, were $879 million in 2003 compared to $586 million in 2002. Earnings per common share, which also include discontinued operations, were $1.34 in 2003 compared to $0.91 in 2002. These results are not directly comparable, however, because of the results of discontinued operations as well as certain one-time items. The following table presents a summary of our earnings and our earnings per common share from continuing operations for both 2003 and 2002, after adjusting for one-time items in both years.

	Year ended December 31,
(millions of U.S. dollars, except per common share amounts)
	2003	2002
Earnings attributable to common shares	879	586
Adjustments:
Net other (income) expense	(74)	34
Restructuring charges	—	6
Tax on above items	8	—
Net change to contingent tax liabilities	(64)	—
BGM goodwill impairment	—	67
Net gain on redemption of Series V preference shares	(21)	—
Discontinued operations	(23)	(57)

Adjusted earnings from continuing operations attributable to common shares	705	636

Adjusted earnings per common share from continuing operations	$1.08	$0.99

On a comparable basis, adjusted earnings per common share from continuing operations increased 9%. This increase was primarily attributable to higher operating profit stemming from increased revenues, contributions from cost controls, acquisitions, and favorable foreign currency translation, as well as benefits from lower interest expense and improved performance of equity investees. Partially offsetting those increases were higher income taxes, higher pension costs and an expense in 2003 related to our stock appreciation rights, compared to a benefit in 2002.

Operating Results by Business Segment

Thomson Legal & Regulatory

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	3,142	2,959	6%
Adjusted EBITDA	980	926	6%
Adjusted EBITDA margin	31.2%	31.3%
Adjusted operating profit	799	767	4%
Adjusted operating profit margin	25.4%	25.9%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

During 2003, revenue growth from existing businesses was driven by Westlaw and Checkpoint online services and growth in FindLaw's client development services. Those increases were largely offset by decreases in the business information and news sectors, and, as expected, from lower print and CD product revenues in North America, as customers continued to migrate toward products and services delivered electronically. Elite Information Group, a provider of practice management software to law firms that we acquired in May 2003, contributed to overall revenue growth. Favorable foreign currency translation also contributed to overall revenue growth.

Although slowing somewhat, the trend toward law firm mergers continues globally. However the overall legal information market growth remains modest but steady. We expect that customer spending on print and CD products will continue to decline, but will be more than offset by growth in spending for online products and integrated information offerings such as Westlaw Litigator. In 2003, revenue growth from Westlaw in North America occurred in all major market segments: legal, governmental, corporate and academic. Outside of North America, Westlaw revenues grew rapidly in Europe and the Asia-Pacific region.

The increases in Adjusted EBITDA and Adjusted operating profit reflected the revenue growth described above and cost management efforts within the group. Higher depreciation expense related to our global information platform and additional data center capacity. However, the related margins decreased due to the impact of increased pension costs and because recently acquired companies contributed initial margins that were lower than existing businesses. Additionally, margins decreased due to the impact of strengthening foreign currencies on our lower margin international businesses.

Thomson Learning

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	2,052	2,036	1%
Adjusted EBITDA	520	465	12%
Adjusted EBITDA margin	25.3%	22.8%
Adjusted operating profit	337	302	12%
Adjusted operating profit margin	16.4%	14.8%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

The increase in revenues during 2003 was attributable to improved performance in the Higher Education sector and favorable foreign currency translation, partially offset by decreases in revenues primarily in our library reference and e-testing businesses.

Within the Higher Education sector, strong growth came from sales to vocational and career markets as well as our international businesses. Declining demand arising from budget pressures at educational institutions continued to impact our academic group, despite a year of strong product releases. Sales of both new and updated editions of textbooks increased significantly over 2002 levels. However, those sales were offset by a decline in sales of older editions. While post-secondary education enrollment continues to increase, many public post-secondary institutions are dealing with cutbacks in state and local government funding support. While those cuts are not negatively affecting the demand for education, the underlying economic conditions have led to further tuition increases and a reduction in some course offerings. Those conditions have made students more sensitive about textbook prices, leading to reduced textbook sales.

State government cutbacks have also significantly reduced the amounts spent by libraries on reference materials. These cuts have resulted in an accelerated migration of collections to electronic products, and many libraries that had in the past purchased materials in both print and electronic formats are now choosing to purchase in electronic format only. These negative factors led to a decrease in revenue at Gale, despite strong growth in our electronic offerings.

The general economic conditions have led to reduced information technology hiring and reduced corporate spending on employee training, which have negatively impacted certification volumes at Prometric. NETg's revenues remained virtually unchanged despite the difficult economic conditions. NETg ended the year on a positive note, with orders received in December 2003 well above those of the comparable period in 2002.

While 2003 was a challenging year for our learning group due to many economic factors, we recognize that education has become a lifelong pursuit in a global knowledge based economy, and we expect to benefit from this growing trend.

To conform to the current year's presentation, revenues and expenses for 2002 have been increased by $26 million in order to present on a gross basis certain freight and distribution fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit. However, it did decrease the Adjusted EBITDA margin and Adjusted operating profit margin for 2002.

In the fourth quarter of 2003, we reduced staffing levels and consolidated office locations at several of our businesses. As a result, we recorded a $16 million charge primarily related to severance and lease termination costs. Offsetting this charge were credits of approximately $27 million, which largely related to the reversal of incentive accruals which were no longer required due to the lower than expected performance in several of our learning group's businesses.

        The increases in Adjusted EBITDA, Adjusted operating profit, and the related margins in 2003 largely resulted from improved efficiencies realized from combining businesses acquired in 2001 from Harcourt General, Inc, or Harcourt, with existing businesses, general cost-containment measures and the impact of the items referred to in the preceding paragraph. Additionally, 2002 results included certain non-recurring expenses related to the Harcourt acquisition. These factors were partially offset by increased depreciation due to the deployment of several projects during 2003, most notably a scheduling and registration system in our e-testing business.

Thomson Financial

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	1,523	1,597	(5%	)
Adjusted EBITDA	406	409	(1%	)
Adjusted EBITDA margin	26.7%	25.6%
Adjusted operating profit	231	240	(4%	)
Adjusted operating profit margin	15.2%	15.0%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

Revenues decreased in each of the major geographical markets served by our financial group, most notably in Europe. The decrease in revenues was primarily attributable to the difficult market conditions that prevailed in the global financial services industry, offset partially by the favorable impact of foreign currency translation. These difficult market conditions led to reduced earnings for many of our customers. Those customers responded by reducing their capital spending and budgets, which in turn led to some product cancellations, particularly from our European customers, and pressure on our pricing. Consolidation in the financial services industry has reduced the number of customers in the market, thereby intensifying competition.

However, deal activity in the fourth quarter of 2003 provided signs of improving market conditions. A high level of fourth-quarter merger and acquisition activity led to an overall increase in such activity for the year. Although initial public offering activity declined in 2003 compared to 2002, volume in the fourth quarter of 2003 was the highest in more than three years.

To conform to the current year's presentation, revenues and expenses for 2002 have been increased by $70 million in order to present on a gross basis certain stock exchange fees charged to our customers that had previously been netted. This reclassification had no impact on Adjusted EBITDA or Adjusted operating profit; however, it did decrease Adjusted EBITDA margin and Adjusted operating profit margin for 2002.

The decreases in Adjusted EBITDA and Adjusted operating profit reflected the reduced revenues, which were partially mitigated by cost-containment actions. The 2003 amounts include a net benefit of $4 million related to insurance claims for September 11, 2001 losses recorded in earlier periods. Comparability was also affected by a net benefit of $10 million recorded in the fourth quarter of 2002, which represented a $30 million reversal of bonus-related accruals and a $20 million severance charge.

Despite the decreases in Adjusted EBITDA and Adjusted operating profit, the related margins showed improvements, primarily due to the effects of leveraging initiatives, cost controls and technology platform consolidation across the businesses in our financial group.

Thomson Scientific & Healthcare

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002	Change
Revenues	760	692	10%
Adjusted EBITDA	217	187	16%
Adjusted EBITDA margin	28.6%	27.0%
Adjusted operating profit	186	160	16%
Adjusted operating profit margin	24.5%	23.1%

See the "Reconciliations" section for a reconciliation of the above non-GAAP financial measures to the most directly comparable Canadian GAAP measures.

The increase in revenues in 2003 was attributable to growth from existing businesses, contributions from acquired companies and, to a lesser extent, favorable foreign currency translation. Growth from existing businesses was primarily due to increases in continuing medical education revenues, growth in our Web of Science and Web of Knowledge products, higher revenues from our PDR (Physicians' Desk Reference) and higher Micromedex electronic subscription revenues. These increases reflect continuing investments by our customers in basic research and drug development and the increasing demand for healthcare point-of-care and management information solutions fueled by the aging U.S. population. Revenue growth from acquisitions resulted primarily from Current Drugs, a provider of databases to the pharmaceutical and biotechnology industries acquired in August 2002; and Delphion Research Site, a patent research solution acquired in December 2002. The revenue increases were partly offset by lower sales of patent information at Derwent.

We believe that demand for scientific information will continue to grow because scientific research and development funding are considered to be necessary, not discretionary, expenditures for our customers. Within the healthcare information market, we see a continuation of the trend toward delivering information to physicians and other healthcare professionals at the point of care. We also see continued growth in the continuing medical education market because physicians must be made aware of the existence of new drugs and their benefits and risks before considering them as treatment options for their patients.

The increases in Adjusted EBITDA and Adjusted operating profit primarily resulted from these increased revenues. Corresponding margins increased as a result of cost controls.

Corporate and Other

Revenues, which relate solely to Thomson Media, remained constant at $164 million. The revenue performance reflected continued weakness in the global financial services industry and the related advertising market.

In 2003, the overall Adjusted EBITDA loss for corporate and other was $60 million, compared to a loss in 2002 of $35 million. The increased loss in 2003 was primarily attributable to a $32 million benefit recorded in 2002 in connection with one of our U.K. pension plans. Additionally, in 2003 we recognized an expense associated with our stock appreciation rights, reflecting an increase in the trading price of our common shares, compared to the recognition of a benefit in 2002.

The $32 million benefit recorded in 2002 related to a reversal of a valuation allowance against the assets of one of our U.K. pension plans. Canadian accounting principles require us to record a valuation allowance against the assets of overfunded pension plans if the assets cannot be used by us to reduce future contributions to the plans. When the values of these assets decline, the need for the valuation allowance against the assets also declines. However, we recognize the decline in the value of the assets over time, while we recognize in income immediately the reduction in the valuation allowance, as computed on the measurement date of the plan. In the fourth quarter of 2002, such a situation occurred with respect to one of our U.K. pension plans due to the decline in equity markets. As such, we reversed the valuation allowance against the assets, which resulted in a pre-tax benefit of $32 million. There was no such benefit in 2003.

Effective January 1, 2003, we began expensing the fair value of all stock options issued with restatement of prior periods. Included within "Corporate and other" for 2003 were charges of $19 million (2002 — $17 million), related to compensation expense associated with stock options.

Discontinued Operations

In October 2003, we sold our portfolio of healthcare magazines for $135 million and recorded the related post-tax gain of $63 million in the fourth quarter of 2003. The magazines had previously been managed within our scientific and healthcare group.

In November 2003, we expressed our intention to sell Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. We are working toward completing a sale in the first half of 2004. Based on recent estimates of fair market value, we recorded a pre-tax impairment charge of $24 million relating to intangible assets in the fourth quarter of 2003 within discontinued operations.

In February 2004, we completed the sale of DBM, a provider of human resource solutions, which had been managed within our learning group. Based on the status of the negotiations at December 31, 2003, we recorded a pre-tax impairment charge of $62 million relating to intangible assets within discontinued operations.

These three businesses, along with one other small business formerly managed in our learning group that was sold in June 2003, are classified as discontinued operations within our consolidated financial statements. None of these businesses is considered fundamental to our integrated information offerings.

For more information on these discontinued operations, see Note 6 to our consolidated financial statements.

Liquidity and Capital Resources

Financial Position

At December 31, 2003, our total assets were $18,680 million, which represented a 1% increase from the December 31, 2002 total of $18,548 million. This increase was primarily due to the impact of foreign currency translation and an increase in goodwill arising from acquisitions, partly offset by the effect of depreciation and amortization and the sale of our 20% interest in BGM (discussed below in "Related Party Transactions").

Our total assets by market group as of December 31, 2003 and 2002 were as follows:

	Year Ended December 31, 2003		Year Ended December 31, 2002
(millions of U.S. dollars)	Total assets	Percentage of total assets	Total assets	Percentage of total assets
Thomson Legal & Regulatory	7,412	40%	7,195	39%
Thomson Learning	5,108	27%	5,068	28%
Thomson Financial	2,914	16%	3,022	16%
Thomson Scientific & Healthcare	994	5%	985	5%
Corporate and other	1,988	11%	1,902	10%
Discontinued operations	264	1%	376	2%

Total assets	18,680	100%	18,548	100%

        The following table presents comparative information related to total net debt, which we define as total debt, after accounting for swap arrangements, less cash and cash equivalents; shareholders' equity and the ratio of net debt to shareholders' equity:

	As at December 31,
(millions of U.S. dollars)
	2003	2002
Short-term indebtedness	87	316
Current portion of long-term debt	484	318
Long-term debt	3,684	3,487

Total debt	4,255	4,121
Swaps	(199)	161

Total debt after swaps	4,056	4,282
Less: cash and cash equivalents	(683)	(709)

Net debt	3,373	3,573

Shareholders' equity	9,200	8,966

Net debt/equity ratio	0.37:1	0.40:1

        The following table displays the changes in our shareholders' equity for the year ended December 31, 2003:

(millions of U.S. dollars)
Balance at December 31, 2002	8,966
Earnings attributable to common shares for the year ended December 31, 2003	879
Additional paid-in capital related to stock option expense	19
Redemption of Series V preference shares	(332)
Issuance of common shares under stock incentive plan	3
Common share dividend payments	(658)
Change in cumulative translation adjustment	323

Balance at December 31, 2003	9,200

        Presently, our long-term debt is rated "A3" (stable outlook) by Moody's, "A-" (stable outlook) by Standard & Poor's and "A (low)" by Dominion Bond Rating Service, or DBRS, and our commercial paper is rated "R1 (low)" by DBRS. The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. You should be aware that a rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

At December 31, 2003, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets because current liabilities include deferred revenue. Deferred revenue does not represent a cash obligation, however, but rather an obligation to perform services or deliver products in the future. The costs to fulfill these obligations are included in our operating costs.

Cash Flow

Our principal sources of liquidity are cash provided by our operations, borrowings under our revolving bank credit facilities and our commercial paper program, the issuance of public debt and, prior to July 2003, the reinvestment of dividends by The Woodbridge Company Limited, or Woodbridge, our principal shareholder. In July 2003, we and Woodbridge agreed to discontinue their commitment to participate in our dividend reinvestment plan. Please see "Related Party Transactions" below for more information. Our principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance capital expenditures, acquisitions and dividend payments.

        Operating activities.    Cash provided by our operating activities in 2003 was $1,654 million compared to $1,691 million for 2002. The change primarily reflected the timing of accounts receivable collection and higher income tax payments in 2003 due to higher taxable earnings, partially offset by a lower level of voluntary contributions to our pension plans in 2003.

        Investing activities.    Cash used in our investing activities in 2003 was $461 million compared to $910 million for 2002. The lower use of cash in 2003 was primarily attributable to increased proceeds from disposals of businesses and investments, most notably the disposal of our 20% interest in BGM; proceeds from the disposals of our healthcare magazine operations; and a lower level of acquisition activity in 2003. These items were partially offset by a higher level of additions to property and equipment (i.e., capital expenditures).

Capital expenditures in 2003 increased 10% to $570 million from $518 million in 2002. Higher capital expenditures in 2003 were incurred primarily at our legal and regulatory and financial groups, and primarily related to initiatives to standardize technology platforms across businesses which support document storage and search and retrieval services. Additionally, our financial group incurred an increased level of capital expenditures related to the Merrill Lynch outsourcing contract.

The majority of our capital expenditures is focused on technology-related investments. We make significant investments in technology because it is essential to providing integrated information solutions to our customers and because we intend to maintain the significant competitive advantage we believe we have in this area. Our technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. In 2002 and 2003, our total capital expenditures were $1.1 billion, of which approximately 72% was for technology-related investments. Although we can give no assurance that investments in technology will result in an increase in our revenues or a decrease in our operating costs, we expect our technology-related investments to continue at a significant level. We expect our technology-related expenditures to increase slightly as a percentage of revenues in 2004 as we continue to migrate a number of our significant online legal and regulatory, learning and financial services onto unified technology platforms.

Other investing activities, which primarily comprise activity on acquisition and disposition-related reserves, were $83 million in 2003, compared to $166 million in 2002. The decrease reflected the completion of many post acquisition and disposal activities during the year.

        Financing activities.    Cash used in our financing activities was $1,228 million for the year ended December 31, 2003, compared to $614 million for the year ended December 31, 2002. The increased use of cash largely reflected higher common dividends and the redemption of our Series V preference shares. The higher common dividend payments were primarily due to a special dividend of $279 million paid in April 2003 in connection with our sale of our 20% interest in BGM, as well as the impact of Woodbridge no longer participating in our dividend reinvestment plan. For more information on these items, please see the section entitled "Related Party Transactions" below. The 2002 amounts included $437 million of proceeds from our public offering in June of that year, which is also discussed in the section entitled "Related Party Transactions" below.

The following table sets forth our common dividend activity. Prior to July 2003, reinvested dividends related primarily to Woodbridge.

	Year ended December 31,
	2003	2002
Regular dividends declared	473	451
Special dividends declared	279	—
Dividends reinvested	(94)	(168)

Dividends paid	658	283

        The following describes our significant financing activities from each year.

In August 2003, we completed an offering of $450 million of global unsecured notes, raising approximately $445 million in net proceeds after expenses. The offering included $200 million of 4.25% notes due 2009 and $250 million of 5.25% notes due 2013. We entered into an interest rate swap related to the 4.25% notes to convert the notes from a fixed rate of interest to a floating rate of interest. We used a portion of the proceeds to redeem $250 million of preferred shares issued to a subsidiary of Woodbridge (which shares previously had been included in "Long-term debt" in our consolidated balance sheet) and used the balance of the proceeds to repay other outstanding indebtedness and for general corporate purposes. Following the completion of this offering, in September 2003 we filed a shelf registration statement covering the sale of up to $2 billion in debt securities. As of December 31, 2003, the entire amount remained available under this registration. The shelf registration is valid until October 2005.

In April 2003, we redeemed all 18,000,000 of our outstanding Series V preference shares for $308 million, plus $3 million of associated tax.

On June 12, 2002, our common shares were listed on the New York Stock Exchange. On June 14, 2002, we and our principal shareholder, Woodbridge, completed a public offering of 32,051,284 common shares at a price of $31.20 per share. The offering included 14,615,385 common shares newly issued by us and 17,435,899 common shares held by Woodbridge. Proceeds to us from the offering, net of the underwriting commissions and expenses, of $437 million were used for general corporate purposes, including the repayment of indebtedness. We did not receive any proceeds from the sale of common shares by Woodbridge. The expenses incurred from the offering were divided equally between us and Woodbridge, other than the underwriting commission, which was allocated based upon the proportionate share of the proceeds from the offering received by each party.

In January 2002, we issued $400 million of 5.75% notes due 2008. We used the net proceeds of $397 million from the offering primarily to repay indebtedness.

        Free cash flow.    The following table sets forth a calculation of our free cash flow for 2003 and 2002:

	Year ended December 31,
(millions of U.S. dollars)
	2003	2002
Net cash provided by operating activities	1,654	1,691
Additions to property and equipment	(570)	(518)
Other investing activities	(83)	(166)
Dividends paid on preference shares	(11)	(22)
Additions to property and equipment of discontinued operations	(7)	(5)

Free cash flow	983	980

        Our free cash flow for 2003 benefited from increased Adjusted EBITDA, lower voluntary pension contributions and lower acquisition and disposition related reserve activity. Those items, however, were essentially offset by higher capital expenditures, higher tax payments due to higher taxable earnings and the timing of accounts receivable collection.

        Credit facilities and commercial paper program.    We maintain revolving unsecured credit facilities that we have historically used to support the issuance of commercial paper. Borrowings under our commercial paper program reduce the amount available to us under our credit facilities. In 2003, we renewed our existing credit facilities and entered into new arrangements with certain financial institutions. At December 31, 2003, our credit lines and related activity were as follows:

(millions of U.S. dollars)
Type	Credit Lines	Amount Drawn	Commercial Paper Outstanding(1)	Lines Available
Multi-year	1,040	(65)	(76)	899
364-day	520	—	—	520

Total	1,560	(65)	(76)	1,419

(1)
Includes related currency swaps.

        Our commercial paper program authorizes us to issue up to Cdn$1 billion.

Our multi-year facilities currently expire in March 2008. Of our 364-day facilities, $195 million expires in September 2004 and the remaining $325 million expires in March 2005. Although not currently anticipated, if our long-term debt rating was downgraded by Moody's or Standard & Poor's, our facility fee and borrowing costs under our existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce our facility fees and borrowing costs.

        Commitments.    The following table presents a summary of our long-term debt and related currency swap instruments, as well as our off-balance sheet contractual obligations as of December 31, 2003 for the years indicated:

(millions of U.S. dollars)	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt	484	316	432	635	771	1,530	4,168
Currency swap instruments	(9)	(5)	(31)	(58)	(45)	(51)	(199)

Hedged debt	475	311	401	577	726	1,479	3,969
Operating lease payments	190	173	132	112	98	344	1,049
Unconditional purchase obligations	103	28	13	3	1	—	148
Capital commitments to investees	15	—	—	—	—	—	15

Total	783	512	546	692	825	1,823	5,181

We have entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, we guarantee a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. With certain real property leases, we guarantee the rental obligations of some of our subsidiaries that are tenants. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

We have various unconditional purchase obligations. These obligations are for materials, supplies and services incident to the ordinary conduct of business.

We have obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. Known payments have been accrued. We do not believe that additional payments would have a material impact on our financial statements. Additionally, we have capital commitments to investees of $15 million of which $11 million is payable upon demand and $4 million is payable only upon the attainment of certain operational milestones by the investee.

In certain disposition agreements, we guarantee to the purchaser the recoverability of certain assets or limits on certain liabilities. We believe, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote. In connection with two prior dispositions, we have guaranteed certain obligations of which $29 million remain potentially outstanding at December 31, 2003. At this time, we estimate that we will incur $13 million of the remaining contingency, and we have accrued this estimate within "Accounts payable and accruals" and "Other non-current liabilities" in our consolidated balance sheet.

We guarantee certain obligations of our subsidiaries, including borrowings by our subsidiaries under our revolving credit facilities. These guarantees generally require that we maintain a minimum amount of share capital and retained earnings and that our net debt-to-equity ratio not exceed 2.0:1.

Other than as described above, we do not engage in any off-balance sheet financing arrangements. In particular, we do not have any interests in unconsolidated special-purpose or structured finance entities.

For the foreseeable future, we believe that cash from our operations and available credit facilities are sufficient to fund our future cash dividends, debt service, projected capital expenditures and tactical acquisitions that we pursue in the normal course of business.

Market Risks

Our consolidated financial statements are expressed in U.S. dollars but a portion of our business is carried on in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Changes in exchange rates between 2002 and 2003 increased our revenues by approximately 2%. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our shareholders' equity. In 2003, we recorded cumulative translation gains of $309 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

We use derivative instruments only to reduce our foreign currency and interest rate exposures. In particular, when we borrow money in currencies other than the U.S. dollar, we generally enter into currency swap arrangements to effectively convert our obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At December 31, 2003, 98% of our indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

At December 31, 2003, after taking into account interest rate swap agreements, 84% of our total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 1% change in floating interest rates would increase or decrease our full-year interest expense by approximately $6 million.

Set out below are the U.S. dollar equivalents of our local currency revenues and operating profit. Based on our 2003 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease our full year revenues and operating profit by the following amounts:

(millions of U.S. dollars)
Currency	Revenues as reported	Impact on revenues	Operating profit as reported	Impact on operating profit
U.S. dollar	6,136	—	1,061	—
British pound sterling	675	67	80	8
Euro	223	22	13	1
Canadian dollar	198	20	35	3
Australian dollar	131	13	6	1
Other	243	25	(4)	—

Total	7,606	147	1,191	13

In addition to exposing us to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects us to certain risks that are inherent in doing business in certain jurisdictions outside North America, including difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and potential instability of international economies and governments.

Related Party Transactions

As at March 5, 2004, through Woodbridge and its affiliates, Kenneth R. Thomson controlled approximately 69% of our common shares.

In the normal course of business, a Woodbridge-owned company rents office space from one of our subsidiaries. Additionally, a number of our subsidiaries charge a Woodbridge-owned company administrative fees for various services. In 2003, the total amount charged to Woodbridge for these rentals and services was approximately $2 million. Additionally, in 2003, we paid one of our directors, Mr. J.A. Tory, $89,000 for advisory services in connection with our long-term tax and capital strategies.

The employees of Jane's Information Group, a business sold by us to Woodbridge in April 2001, continue to participate in our United States and United Kingdom pension plans. Jane's makes proportional contributions to these plans as required.

In September 2003, we redeemed $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of Woodbridge. The shares, which were originally issued in February 2001 and exchanged in February 2002 for separate preferred shares in the same face amount, paid a fixed annual dividend of 4.5% and by their original terms were redeemable at the option of either Woodbridge or us beginning February 2006 and annually thereafter. Prior to the redemption, the shares were included within "Long-term debt" in the consolidated balance sheet.

In July 2003, we announced that Woodbridge had agreed to discontinue its commitment to participate in our dividend reinvestment plan. Previously, Woodbridge had agreed to reinvest at least 50% of the quarterly dividends received by it and its subsidiaries in our common shares through June 2005. The termination of this commitment reflects our expected ability to generate sufficient cash flow for our dividends. All eligible shareholders of our company, including Woodbridge, retain the ability to reinvest their dividends in Thomson stock on a voluntary basis under the dividend reinvestment plan. However, Woodbridge has advised management that it has no current intention to voluntarily participate.

In March 2003, we sold our 20% interest in BGM to a company that is owned by the Thomson family for $279 million. In the event that BGM is subsequently sold to a third party for a gain prior to February 7, 2005, we are entitled to receive half of the gain relative to our former interest, subject to certain adjustments. If no such gains are recognized from a subsequent sale to a third party, we are not required to reimburse the former owner for any losses. Our Board of Directors appointed a committee of independent directors to review the transaction. The committee retained a financial advisor to provide an opinion to us as to the fairness of the transaction to us from a financial point of view. One of our directors is also a director of the parent company of the financial advisor, but was not a member of the committee. In connection with the sale, we paid a special dividend, equal to the proceeds received of $0.428 per common share.

In September 2002, we sold a parcel of properties located in Toronto, Ontario to Woodbridge for $15 million. In connection with this transaction, we received a report from a financial advisor providing an assessment of market values of those properties. The transaction was recorded based upon the $15 million exchanged in the transaction, and the proceeds were recorded in "Proceeds from disposals of businesses and investments" while the resulting gain of $2 million was included in "Net other income (expense)" within the consolidated financial statements. If Woodbridge sells any of the properties for a gain prior to September 30, 2005, we are entitled to receive half of the gain subject to certain adjustments. If Woodbridge does not recognize any such gains, we are not required to reimburse Woodbridge for any losses. In prior periods, we had maintained a liability of $8 million for certain of the above-noted properties that were to be contributed to BGM. During 2002, we negotiated an agreement with BGM under which we paid cash to BGM equivalent to the recorded liability, in order to relieve us of our obligation to contribute these properties. The properties were then included within the parcel of properties sold to Woodbridge.

In September 2002, we entered into an agreement with Woodbridge to reduce the cost of our directors' and officers' insurance coverage. Under the terms of the agreement, we maintain standard directors' and officers' insurance for any amount up to $15 million with a third-party insurance company. A separate third-party insurer is responsible for the next $75 million of coverage. Woodbridge indemnifies this second insurer. For its agreement to indemnify the insurer, we pay Woodbridge an annual premium of $685,000, which is less than the premium that we would have paid to a third party.

In June 2002, we completed a series of transactions to assist Woodbridge in reorganizing its holding of our common shares to achieve certain Canadian tax objectives. Similar transactions were completed at the same time with certain companies affiliated with Woodbridge and a company controlled by one of our directors. We issued an aggregate of 431,503,802 common shares to members of this group of companies, and a wholly-owned subsidiary of our company acquired the same number of common shares from members of this group of companies. Immediately following the acquisition, the wholly- owned subsidiary was wound up into our company and the 431,503,802 common shares it held were cancelled. The total number of our common shares outstanding, as well as our stated capital, was the same before and after this series of transactions. Woodbridge and the other companies have reimbursed us for all costs and expenses arising from, and have agreed to indemnify us, our officers, directors and shareholders against any liabilities that may arise in connection with the series of transactions. These transactions had no economic effect, did not cause any change to our common shares or result in any other consequence to us or to our other shareholders.

In June 2002, our wholly owned U.K. subsidiary, The Thomson Corporation PLC, redeemed its outstanding Series A ordinary shares for $0.6 million. The Series A ordinary shares were held by Woodbridge.

Employee Future Benefits

In September 2003, we contributed $50 million (2002 — $107 million) to our principal qualified defined benefit pension plan in the United States. In the fourth quarter of 2003, we contributed $31 million (2002 — $35 million) to various benefit plans, principally in the United Kingdom and Canada. While none of these contributions were required under the applicable funding rules and regulations governing each country, we decided to make the voluntary contributions in light of the decrease in interest rates, which increased the present value of the future pension obligations. As a result of the contribution, the fair value of the U.S. plan assets was sufficient to fund the accumulated benefit obligation on its measurement date.

We are not required to make contributions to our major pension plan, which is in the U.S., in 2004. However, from time to time, we may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan's funded status, we cannot predict whether, or the amount, we may elect to voluntarily contribute in 2004.

The determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, including an expected rate of return on assets and a discount rate to measure obligations. We consult with our actuaries regarding the selection of these assumptions each year. Reflecting our expectation of future investment returns, we will reduce our 2004 assumption of the expected rate of return on assets available to fund obligations. Similarly, in 2004 we will lower our assumed discount rate to measure obligations to reflect lower interest rates. These assumption changes had no impact on the 2003 cost of benefits. Management currently estimates that the changes in assumptions will cause the 2004 cost of employee future benefits to increase by approximately $30 million.

Subsequent Events

In January 2004, we acquired the publishing assets of Biological Abstracts, Inc. and BIOSIS. BIOSIS offers both custom and standard information resources designed to fit the information needs of researchers, students and information professionals worldwide. BIOSIS is now part of our scientific and healthcare group.

Also in January 2004, we announced that we had signed a definitive agreement to acquire the 90% of Corporate Communications Broadcast Network, or CCBN, Inc., that we did not previously own. CCBN provides web-based solutions for the investment community, offering services to enhance the way companies communicate and meet disclosure requirements, and assists investors in managing and leveraging this information. If the transaction closes as contemplated, CCBN will be a part of our financial group.

In February 2004, we completed the sale of DBM.

Changes in Accounting

Effective January 1, 2003, we began expensing the fair value of all stock options issued as allowed under Canadian Institute of Chartered Accountants, or CICA, Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. Prior to January 1, 2003, we used the intrinsic value-based method to account for our stock incentive plan and no compensation expense had been recognized under the plan. This change in policy has been applied retroactively for all periods. For the year ended December 31, 2002, compensation expense recorded in connection with the stock incentive plan was $17 million before income taxes. Details of the restatements made to previously reported financial statements are discussed in Note 2 to our consolidated financial statements.

In July 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets, or CICA 3062. CICA 3062, which became effective January 1, 2002, eliminates the amortization of goodwill and identifiable intangible assets with indefinite useful lives, but subjects such assets to tests for impairment based upon comparing carrying values to their fair values at least annually or when certain conditions arise. This fair value-based approach to impairment differs from the previous approach, under which impairment was determined by comparing net carrying amounts to net recoverable amounts.

The transitional provisions of CICA 3062 required that we perform an initial impairment test as of January 1, 2002. During the first quarter of 2002, as a result of that transitional impairment test and the adoption of the provisions of this new accounting standard, we recorded pretax reductions in the carrying amounts of identifiable intangible assets with indefinite useful lives of $26 million and goodwill of $50 million related to a unit in our Scientific & Healthcare group. Additionally, during the second quarter of 2002, we recorded a transitional impairment charge of $116 million in connection with the application of CICA 3062 by BGM, an equity-method investment. Those non-cash charges, which totaled $183 million after taxes, were applied to the opening balance of retained earnings as of January 1, 2002.

Critical Accounting Policies

The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

Our critical accounting policies are those that we believe are the most important in portraying our financial condition and results, and require the most subjective judgment and estimates on the part of management. A summary of our significant accounting policies, including the critical accounting policies discussed below, is set forth in Note 1 to our consolidated financial statements.

Revenue Recognition

Revenues from subscription-based products, excluding software, generally are recognized ratably over the term of the subscription. Where applicable, we recognize usage fees as earned. Subscription payments received or receivable in advance of delivery of our products or services are included in our deferred revenue account on our consolidated balance sheet. As we deliver subscription-based products and services to subscribers, we recognize the proportionate share of deferred revenue in our consolidated statement of earnings and our deferred revenue account balance is reduced. Certain incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Revenues from sales of products such as books, that are separate and distinct from any other product and carry no further substantive performance obligations on our part after shipment, are recognized when delivery has occurred and significant risks and rewards of ownership have transferred to the customer, provided that the price is fixed or determinable and ultimate collection is reasonably assured. We recognize revenues from sales of discrete products net of estimated returns. Significant judgment is involved in estimating future returns. Estimates are made after taking into account historical experience and current market conditions. If future returns differ from our estimates, the impact would be recorded against future revenues and profits.

For all accounts receivable, we must make a judgment regarding the ability of our customers to pay and, accordingly, we establish an allowance for estimated losses arising from non-payment. We consider customer creditworthiness, current economic trends and our past experience when evaluating the adequacy of this allowance. If future collections differ from our estimates, our future earnings would be affected.

Capitalized Software

A significant portion of our expenditures relates to software that is developed as part of our electronic databases, delivery systems and internal infrastructures, and, to a lesser extent, software sold directly to our customers. During the software development process, our judgment is required to determine the expected period of benefit over which capitalized costs should be amortized. Due to rapidly changing technology and the uncertainty of the software development process itself, our future results could be affected if our current assessment of our various projects differs from actual performance.

Identifiable Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and therefore require considerable judgment. These determinations will affect the amount of amortization expense recognized in future periods.

We review the carrying values of identifiable intangible assets with indefinite lives and goodwill at least annually to assess impairment because these assets are not amortized. Additionally, we review the carrying value of any intangible asset or goodwill whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Examples of such events or changes in circumstances include significant negative industry or economic trends, significant changes in the manner of our use of the acquired assets or our strategy, a significant decrease in the market value of the asset, and a significant change in legal factors or in the business climate that could affect the value of the asset.

We assess impairment by comparing the fair value of an identifiable intangible asset or goodwill with its carrying value. The determination of fair value involves significant management judgment. Impairments are expensed when incurred. Specifically, we test for impairment as follows:

Identifiable intangible assets with finite lives:

We compare the expected undiscounted future operating cash flows associated with the asset to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the carrying value, we estimate the fair value of the asset. Impairment is recognized when the carrying amount of the asset is not recoverable and when the carrying value exceeds fair value.

Identifiable intangible assets with indefinite lives:

We determine the fair values of our intangible assets with indefinite lives using an income approach, the relief from royalties method. Impairment is recognized when the carrying amount exceeds fair value.

Goodwill:

We test goodwill for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) that have similar economic characteristics. We test goodwill for impairment using the following two-step approach:

  •
  In the first step, we determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

  •
  In the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for that excess.

We determine the fair value of our reporting units based on a combination of various techniques, including the present value of future cash flows and earnings multiples of competitors.

As the valuation of identifiable intangible assets and goodwill requires significant estimates and judgment about future performance and fair values, our future results could be affected if our current estimates of future performance and fair values change.

Investments

We use the equity method of accounting to account for investments in businesses over which we have the ability to exercise significant influence. Under the equity method, we initially record investments at cost and subsequently adjust the carrying amounts to reflect our share of net earnings or losses of the investee companies. We reduce the carrying amounts for dividends received. We use the cost method of accounting to account for investments in businesses over which we do not have the ability to exercise significant influence.

To determine whether or not we have significant influence, we consider the percentage of the investee we own, whether we have representation on the board of the investee, our voting rights, as well as any other influential relationships which may exist with respect to the investee.

We regularly review the fair value of investments to determine if an impairment that is other than temporary has occurred. Because many of the entities in which we invest are not publicly traded, the determination of fair value requires us to make estimates. To the extent that our estimates differ from actual fair value, any required change to the carrying amounts of our investments will affect future reporting periods.

Income Taxes

We are required to estimate our income taxes in each of the jurisdictions in which we operate. This includes estimating a value for our existing net operating losses based on our assessment of our ability to utilize them against future taxable income before they expire. Our assessment is based upon existing tax laws and estimates of future taxable income. If our assessment of our ability to use our net operating losses proves inaccurate in the future, we might be required to recognize more or less of the net operating losses as assets, which would decrease or increase our income tax expense in the relevant year. This would affect our earnings in that year.

Our accounting for income taxes requires us to exercise judgment for issues relating to known issues under discussion with tax authorities and transactions yet to be settled. As a result, we maintain a tax liability for contingencies and regularly assess the adequacy of this tax liability. We record liabilities for known tax contingencies when, in our judgment, it is probable that a liability has been incurred. It is reasonably possible that actual amounts payable resulting from audits by tax authorities could be materially different from the liabilities we have recorded due to the complex nature of the tax legislation that affects us.

Employee Future Benefits

The determination of the cost and obligations associated with our employee future benefits requires the use of various assumptions. We must select assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. These assumptions are re-evaluated each year, and variations between the actual results and the results based on our assumptions for any period will affect reported amounts in future periods. We retain an independent actuarial expert to prepare the calculations and to advise on the selection of assumptions.

Recently Issued Accounting Standards

The Accounting Standards Board and the Emerging Issues Committee, or EIC, of the CICA, have recently issued the following accounting standards that are applicable to our activities in future periods.

CICA Handbook Section 3110, Asset Retirement Obligations.    CICA Handbook Section 3110 was issued in March 2003 and is effective for fiscal years beginning on or after January 1, 2004. The new guidance harmonizes Canadian GAAP with U.S. GAAP relative to the recognition and measurement of obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets.

The adoption of Handbook Section 3110 is not expected to have a material impact on our consolidated financial statements.

Accounting Guideline AcG-13, Hedging Relationships.    Effective for hedging relationships in effect for fiscal years beginning on or after July 1, 2003, this Guideline was issued by the CICA in 2001 to address the identification, designation, documentation and effectiveness of hedging relationships, as well as the conditions for applying hedge accounting.

EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.    Issued in June 2002, the consensus reached in EIC Abstract 128 must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The consensus requires that, with certain exceptions, a freestanding derivative financial instrument that does not qualify for hedge accounting under AcG-13, should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income.

Certain derivatives previously accounted for as hedges will not qualify for this treatment under AcG-13. Therefore, in accordance with AcG-13 and EIC Abstract 128, changes in the fair value of these derivatives after January 1, 2004 will be recognized in our earnings in the period in which they occur. If AcG-13 and EIC Abstract 128 had been in effect in 2003, we would have recognized additional income of approximately $20 million associated with the changes in fair values of these derivatives. At December 31, 2003, the fair value of these derivatives was approximately $25 million in favor of the counterparties and would have been recorded in "Prepaid expenses and other current assets" and "Other non-current liabilities" in our consolidated balance sheet.

Accounting Guideline AcG-15, Consolidation of Variable Interest Entities.    In June 2003, the CICA issued AcG-15, which requires the consolidation of certain entities that are subject to control on a basis other than the ownership of voting interest. This Guideline provides guidance for determining when an enterprise includes the assets, liabilities and results of operations of a variable interest entity in its consolidated financial statements. The guidance related to consolidation requirements is effective for periods beginning on or after November 1, 2004.

We are in the process of assessing the impact of AcG-15, but do not expect the adoption to have a material impact on the consolidated financial statements.

EIC Abstract 141, Revenue Recognition.    In December 2003, the EIC issued EIC Abstract 141, which incorporates the principles and summarizes the guidance in the U.S. Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 101, Revenue Recognition in Financial Statements. The Abstract also provides interpretive guidance on the application of CICA Handbook Section 3400, Revenue. The Abstract may be applied prospectively to sales transactions recognized in 2004, or may be applied retroactively, with prior period financial statements being restated.

Because we have previously applied the provisions of SAB 101, the adoption of EIC Abstract 141 is not expected to have a material impact on our consolidated financial statements.

EIC Abstract 142, Revenue Arrangements with Multiple Deliverables.    Issued in December 2003, this Abstract addresses the accounting by vendors for arrangements in which the vendor will perform multiple revenue-generating activities. The Abstract conforms Canadian GAAP to the U.S. GAAP set forth in Emerging Issues Task Force, or EITF, Issue 00-21, also entitled Revenue Arrangements with Multiple Deliverables.

Because we have previously applied EITF Issue 00-21, the adoption of EIC Abstract 142 is not expected to have a material impact on our consolidated financial statements.

CICA Handbook Section 1100, Generally Accepted Accounting Principles.    CICA Handbook Section 1100 was issued in October 2003, and is effective for our fiscal year beginning January 1, 2004. The Handbook Section establishes standards for financial reporting in accordance with generally accepted accounting principles and clarifies the relative authority of various accounting pronouncements and other sources within GAAP.

We are in the process of assessing the impact of this standard.

Additional Information

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management's discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information required to be disclosed by our company in reports that it files or furnishes under the U.S. Securities Exchange Act and applicable Canadian securities law is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities.

Changes in Internal Controls over Financial Reporting

There was no change in our company's internal control over financial reporting that occurred during our last fiscal year that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Share Capital

As of February 25, 2004, we had outstanding 654,608,008 common shares and 6,000,000 Series II preference shares.

Public Securities Filings

You may access other information about our company, including our annual information form and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

Reconciliations

RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT

(millions of U.S. dollars)
(unaudited)

	For the Year Ended December 31, 2003
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	980	520	406	217	(60)	2,063	1	2,064
Less:
Depreciation	(181)	(183)	(175)	(31)	(18)	(588)	—	(588)

Adjusted operating profit	799	337	231	186	(78)	1,475	1	1,476
Less:
Amortization	(106)	(83)	(62)	(26)	(8)	(285)	—	(285)

Operating profit	693	254	169	160	(86)	1,190	1	1,191

Net other income (expense)								74
Net interest expense and other financing costs								(252)
Income taxes								(156)
Equity in net losses of associates, net of tax								(13)

Earnings from continuing operations								844
Earnings from discontinued operations, net of tax								23

Net earnings								867

	For the Year Ended December 31, 2002
	Legal & Regulatory	Learning	Financial	Scientific & Healthcare	Corporate and Other	Ongoing	Disposals	Total
Adjusted EBITDA	926	465	409	187	(35)	1,952	9	1,961
Less:
Depreciation	(159)	(163)	(169)	(27)	(16)	(534)	(1)	(535)

Adjusted operating profit	767	302	240	160	(51)	1,418	8	1,426
Less:
Amortization	(91)	(97)	(63)	(22)	(11)	(284)	—	(284)
Restructuring charges	(4)	—	—	—	(2)	(6)	—	(6)

Operating profit	672	205	177	138	(64)	1,128	8	1,136

Net other income (expense)								(34)
Net interest expense and other financing costs								(291)
Income taxes								(162)
Equity in net losses of associates, net of tax								(101)

Earnings from continuing operations								548
Earnings from discontinued operations, net of tax								57

Net earnings								605

RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO
OPERATING PROFIT MARGIN
(as a percentage of revenue)

(unaudited)

	For the Year Ended December 31, 2003
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals	Total
Adjusted EBITDA	31.2%		25.3%		26.7%		28.6%		(36.6%	)	27.1%		14.3%	27.1%
Less:
Depreciation	(5.8%	)	(8.9%	)	(11.5%	)	(4.1%	)	(11.0%	)	(7.7%	)	—	(7.7%	)

Adjusted operating profit	25.4%		16.4%		15.2%		24.5%		(47.6%	)	19.4%		14.3%	19.4%
Less:
Amortization	(3.3%	)	(4.0%	)	(4.1%	)	(3.4%	)	(4.8%	)	(3.7%	)	—	(3.7%	)

Operating Profit	22.1%		12.4%		11.1%		21.1%		(52.4%	)	15.7%		14.3%	15.7%

	For the Year Ended December 31, 2002
	Legal & Regulatory		Learning		Financial		Scientific & Healthcare		Corporate and Other		Ongoing		Disposals		Total
Adjusted EBITDA	31.3%		22.8%		25.6%		27.0%		(21.3%	)	26.4%		23.7%		26.3%
Less:
Depreciation	(5.4%	)	(8.0%	)	(10.6%	)	(3.9%	)	(9.8%	)	(7.3%	)	(2.6%	)	(7.1%	)

Adjusted operating profit	25.9%		14.8%		15.0%		23.1%		(31.1%	)	19.1%		21.1%		19.2%
Less:
Amortization	(3.1%	)	(4.7%	)	(3.9%	)	(3.2%	)	(6.7%	)	(3.8%	)	—		(3.8%	)
Restructuring charges	(0.1%	)	—		—		—		(1.2%	)	(0.1%	)	—		(0.1%	)

Operating Profit	22.7%		10.1%		11.1%		19.9%		(39.0%	)	15.2%		21.1%		15.3%

Quarterly Information (unaudited)

The following table presents a summary of our segments and consolidated operating results for each of the eight quarters ended March 31, 2002 through December 31, 2003.

The following table includes measurements for Adjusted EBITDA and Adjusted operating profit which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in Note 26 to our consolidated financial statements.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars)
	2003	2002	2003	2002	2003	2002	2003	2002
Revenues
Legal & Regulatory	676	664	769	733	794	728	903	834
Learning	327	328	397	388	714	705	614	615
Financial	383	406	379	403	375	394	386	394
Scientific & Healthcare	169	148	181	159	169	157	241	228
Corporate and other(1)	33	34	46	47	37	36	48	47
Eliminations	(10)	(9)	(12)	(12)	(8)	(7)	(12)	(14)

	1,578	1,571	1,760	1,718	2,081	2,013	2,180	2,104
Disposals(2)	4	11	1	13	1	8	1	6

	1,582	1,582	1,761	1,731	2,082	2,021	2,181	2,110

Adjusted EBITDA(3)
Legal & Regulatory	151	137	244	226	262	233	323	330
Learning	(23)	(25)	46	41	278	249	219	200
Financial	94	94	102	98	107	100	103	117
Scientific & Healthcare	34	30	46	33	40	34	97	90
Corporate and other(1)	(10)	(32)	(13)	(4)	(11)	(2)	(26)	3

	246	204	425	394	676	614	716	740
Disposals(2)	2	2	—	4	(1)	(1)	—	4

	248	206	425	398	675	613	716	744

Adjusted operating profit (loss)(3)
Legal & Regulatory	108	98	200	185	216	195	275	289
Learning	(57)	(54)	10	10	218	194	166	152
Financial	49	55	60	57	63	53	59	75
Scientific & Healthcare	27	23	37	27	33	27	89	83
Corporate and other(1)	(16)	(36)	(16)	(7)	(17)	(6)	(29)	(2)

	111	86	291	272	513	463	560	597
Disposals(2)	2	2	—	3	(1)	(1)	—	4

	113	88	291	275	512	462	560	601

The following table includes measurements for Adjusted earnings and Adjusted earnings per common share which do not have any standardized meaning prescribed by Canadian GAAP. These measurements are used by management to evaluate performance. A further discussion of these performance measures and a reconciliation of them to our statement of earnings and retained earnings are included in this management's discussion and analysis.

	Quarter ended March 31		Quarter ended June 30		Quarter ended September 30		Quarter ended December 31
(millions of U.S. dollars, except per common share amounts)
	2003	2002	2003	2002	2003	2002	2003	2002
Earnings from continuing operations	36	(44)	108	80	295	248	405	264
Discontinued operations, net of tax	11	11	8	13	12	11	(8)	22

Net earnings	47	(33)	116	93	307	259	397	286
Dividends declared on preference shares	(5)	(3)	(2)	(5)	(1)	(6)	(1)	(5)
Net gain on redemption of Series V Preference Shares	24	—	(3)	—	—	—	—	—

Earnings attributable to common shares	66	(36)	111	88	306	253	396	281

Basic and fully diluted earnings (loss) per common share(4)
From continuing operations	$0.08	($0.07)	$0.16	$0.12	$0.45	$0.37	$0.62	$0.40
From discontinued operations	0.02	0.01	$0.01	$0.02	$0.02	$0.02	($0.02)	$0.03

	$0.10	($0.06)	$0.17	$0.14	$0.47	$0.39	$0.60	$0.43

Supplemental information
Earnings attributable to common shares as above	66	(36)	111	88	306	253	396	281
Adjust: one-time items, net of tax, resulting from other (income) expense, restructuring charges, proportionate share of goodwill impairment recognized by equity-method investee, net gain on redemption of Series V preference shares and favorable tax settlement, net	(81)	2	3	3	(14)	3	(59)	99
Discontinued operations	(11)	(11)	(8)	(13)	(12)	(11)	8	(22)

Adjusted earnings from continuing operations	(26)	(45)	106	78	280	245	345	358

Adjusted basic and diluted earnings per common share from continuing operations	($0.04)	($0.07)	$0.16	$0.12	$0.43	$0.38	$0.53	$0.55

(1)
Corporate and other includes the results of Thomson Media, a non-reportable segment, as well as corporate costs and costs associated with stock related compensation.

(2)
Disposals include the results of businesses sold or held for sale that do not qualify as discontinued operations.

(3)
Before amortization and restructuring costs.

(4)
Per common share amounts for the quarter are computed independently and, due to the computation formula, the sum of the quarters may not equal the year-to-date period. Please see the section entitled "Seasonality."

Selected Financial Data

The following tables present selected financial data for the three most recent years and are derived from our consolidated financial statements.

	For the years ended or as at December 31
(US$ in millions except per share amounts)
	2003	2002	2001
Revenues	$7,606	$7,444	$7,075

Earnings from continuing operations	$844	$548	$654
Earnings from discontinued operations, net of tax	23	57	115

Net earnings	$867	$605	$769

Basic and fully diluted earnings per common share:	$1.34	$0.91	$1.18

Total assets	$18,680	$18,548	$18,650
Total long-term liabilities	$6,335	$6,377	$6,562
Total shareholders' equity	$9,200	$8,966	$8,225
Dividends per common share — ordinary (US$)	$0.725	$0.705	$0.70
Dividends per common share — special (US$)	$0.428	—	—
Dividends per Series II preferred share (Cdn$)	$0.82	$0.73	$1.07
Dividends per Series V preferred share (Cdn$)(1)	$0.32	$1.00	$1.25

Supplemental Information (unaudited)

	For the years ended December 31
(US$ in millions except per common share amounts)
	2003	2002	2001
Earnings attributable to common shares	$879	$586	$742
Adjustments:
One time items:
Net other expense (income)	(74)	34	(302)
Restructuring charges	—	6	30
Tax on above items	8	—	66
Net change to contingent tax liabilities	(64)	—	—
BGM goodwill impairment	—	67	—
Net gain on redemption of Series V preference shares	(21)	—	—
Earnings from discontinued operations	(23)	(57)	(115)
Effect of new accounting standard(2)	—	—	194

Adjusted earnings from continuing operations(3)	$705	$636	$615

Adjusted basic and fully diluted earnings per common share from continuing operations (3)	$1.08	$0.99	$0.98

(1)
Redeemed in April 2003.

(2)
Represents the reduction of amortization, net of tax, of identifiable intangible assets and goodwill as if the current accounting standard was in effect in 2001.

(3)
Non-GAAP financial measure. See the "Reconciliations" section of this management's discussion and analysis.

6.     MARKET FOR SECURITIES

        Our common shares are listed and traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "TOC."

        Our Series II preference shares are also listed on the Toronto Stock Exchange.

7.     DIRECTORS AND OFFICERS

        The names, municipalities of residence, offices and principal occupations of our directors, executive officers and other officers are shown below. Each director has been a director since the year indicated below and has been elected or appointed to serve until our next annual meeting on May 5, 2004, where they are all expected to be re-elected. We have a finance committee, a corporate governance committee, a human resources committee and an audit committee and the members of each committee are shown below. All of our directors, executive officers and other officers have been engaged for more than five years in their present principal occupations or in other capacities within Thomson, except where noted. At March 1, 2004, our directors, executive officers and other officers as a group beneficially owned, directly or indirectly, or exercised control or direction over, approximately 69% of our common shares.

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
David K.R. Thomson(1) Toronto, Ontario	Chairman of Thomson and Deputy Chairman of The Woodbridge Company Limited (holding company)	1988
W. Geoffrey Beattie(1)(2)(3) Toronto, Ontario	Deputy Chairman of Thomson and President of The Woodbridge Company Limited (holding company)	1998
Richard J. Harrington Westport, Connecticut	President and Chief Executive Officer of Thomson	1993
Ron D. Barbaro(2)(4)(5) Toronto, Ontario	Corporate director	1993
Robert D. Daleo Alpine, New Jersey	Executive Vice President and Chief Financial Officer of Thomson	2001
Steven A. Denning(3) Greenwich, Connecticut	Managing Partner of General Atlantic Partners, LLC (private equity firm)	2000
John F. Fraser, O.C.(2)(6) Winnipeg, Manitoba	Corporate director	1989
V. Maureen Kempston Darkes, O.C.(2)(3)(7) Miami, Florida	Group Vice President, General Motors Corporation and President of GM Latin America, Africa and Middle East (automobile manufacturer)	1996
Roger L. Martin(4) Toronto, Ontario	Dean of the Joseph L. Rotman School of Management at the University of Toronto (post secondary education)	1999
Vance K. Opperman(4) Minneapolis, Minnesota	President and Chief Executive Officer of Key Investment Inc. (holding company)	1996
David H. Shaffer(8) New York, New York	Executive Vice President of Thomson and Chief Executive Officer of Thomson Financial	1998

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
John M. Thompson(2)(4)(9) Toronto, Ontario	Chairman of the Board of The Toronto-Dominion Bank (financial institution)	2003
Kenneth R. Thomson Toronto, Ontario	Chairman of The Woodbridge Company Limited (holding company)	1978
Peter J. Thomson Toronto, Ontario	Deputy Chairman of The Woodbridge Company Limited (holding company)	1995
Richard M. Thomson, O.C.(3)(4) Toronto, Ontario	Corporate director	1984
John A. Tory(1)(3) Toronto, Ontario	President of Thomson Investments Limited (holding company)	1978
Robert C. Cullen(10) Stamford, Connecticut	President and Chief Executive Officer of Thomson Scientific & Healthcare	N/A
Brian H. Hall Colorado Springs, Colorado	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Legal & Regulatory	N/A
Ronald H. Schlosser(11) Princeton, New Jersey	Executive Vice President of Thomson and President and Chief Executive Officer of Thomson Learning	N/A
James C. Smith(12) Ridgefield, Connecticut	Executive Vice President, Human Resources and Administration	N/A
Brian T. Martin(13) Ridgefield, Connecticut	Senior Vice President, Corporate Affairs	N/A
Stephane Bello(14) Darien, Connecticut	Senior Vice President and Treasurer	N/A
David J. Hulland Stamford, Connecticut	Senior Vice President, Finance	N/A
Deirdre Stanley(15) New York, New York	Senior Vice President and General Counsel	N/A
John Kechejian Monroe, Connecticut	Vice President, Investor Relations	N/A
Janey M. Loyd(16) Ramsey, New Jersey	Vice President, Communications	N/A
John J. Raffaeli, Jr. Pound Ridge, New York	Senior Vice President, Human Resources	N/A

Directors and Officers Name and Municipality of Residence	Office and Principal Occupation	Director Since
Joseph J.G.M. Vermeer Stamford, Connecticut	Senior Vice President, Director of Taxes	N/A
Linda J. Walker Easton, Connecticut	Vice President, Controller	N/A
David W. Binet(17) Toronto, Ontario	Secretary to the Board of Directors and Senior Vice President and Secretary of The Woodbridge Company Limited (holding company)	N/A

(1)
Member of the finance committee.

(2)
Member of the corporate governance committee.

(3)
Member of the human resources committee.

(4)
Member of the audit committee.

(5)
Prior to 2004, Mr. Barbaro was Chairman and Chief Executive Officer of the Ontario Lottery and Gaming Corporation.

(6)
Until 2003, Mr. Fraser was the non-executive Chairman of Air Canada and currently is a member of its board of directors. In April 2003, Air Canada filed for bankruptcy protection in Canada and the United States and is currently seeking to restructure.

(7)
Prior to 2001, Ms. Kempston Darkes was President and General Manager of General Motors of Canada Limited.

(8)
In 2002, Mr. Shaffer was appointed Chief Executive Officer of Thomson Financial. Prior to this appointment, Mr. Shaffer was Chief Executive Officer of Thomson Learning.

(9)
Mr. Thompson was Vice Chairman of the board of directors of IBM Corporation from 2000 to 2002. From 1995 to 2000, Mr. Thompson held various senior executive positions with IBM.

(10)
In 2002, Mr. Cullen was appointed President and Chief Executive Officer of Thomson Scientific and Healthcare. Prior to this appointment, Mr. Cullen was President and Chief Executive Officer of Thomson Learning International.

(11)
In 2002, Mr. Schlosser was appointed President and Chief Executive Officer of Thomson Learning. Prior to this appointment, Mr. Schlosser was President and Chief Executive Officer of Thomson Scientific and Healthcare.

(12)
Mr. Smith has been an Executive Vice President of Thomson since 2002. Prior to this appointment, Mr. Smith held a number of positions with our company, primarily in our newspaper group that we sold in 2000 and 2001.

(13)
Prior to joining us in 2003, Mr. Martin was senior vice president for corporate communications at Avon Products, Inc.

(14)
Prior to joining us in 2001, Mr. Bello was Assistant Treasurer of General Motors Corporation. He previously held a number of senior business development and financial positions in Brussels and New York.

(15)
Prior to joining us in 2002, Ms. Stanley was Executive Vice President, Business Development and Strategy for the Electronic Commerce Solutions division of USA Interactive (formerly USA Networks, Inc.). Ms. Stanley joined USA Networks in 1999 as the deputy general counsel. Prior to joining USA Networks, Ms. Stanley was the associate general counsel for domestic strategic transactions at GTE Corporation.

(16)
Prior to joining us in 1999, Ms. Loyd was a Vice President of Marketing and Communications for LAI Worldwide.

(17)
Prior to joining us in 1999, Mr. Binet was a partner in the law firm Tory Tory DesLauriers and Binnington.

Audit Committee Financial Expert

        Our Board of Directors has determined that Mr. Richard Thomson is qualified as an audit committee financial expert (within the meaning of applicable SEC rules). Mr. Thomson is independent, as that term is defined by the New York Stock Exchange's listing standards applicable to our company. The SEC has indicated that the designation of Mr. Thomson as an audit committee financial expert does not make Mr. Thomson an "expert" for any purpose, impose any duties, obligations or liability on Mr. Thomson that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Thomson is not related to the family of Kenneth R. Thomson, our controlling shareholder.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that applies to all directors, officers and employees, including our chief executive officer, chief financial officer and principal accounting officer. The code of business conduct and ethics is available on our website, www.thomson.com.

Corporate Governance Guidelines and Board Committee Charters

        Our corporate governance guidelines and charters for each committee of our Board are posted on our website at www.thomson.com.

        Our code of business conduct, corporate governance guidelines and committee charters are also available in print to any shareholder who requests a copy. Requests should be made to our company at the address set forth in Item 8, "Additional Information," on page 73 of this annual information form.

8.     ADDITIONAL INFORMATION

        Additional information, including directors' and officers' remuneration and indebtedness and principal holders of our common shares, is contained in our information circular for our most recent annual meeting of shareholders held in May 2003 that involved the election of directors. In April 2004, we intend to file and make publicly available our information circular related to our upcoming annual meeting of shareholders to be held in May 2004. Additional financial information is provided in our audited consolidated financial statements for the year ended December 31, 2003. Copies of these documents may be obtained upon request from The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada.

        You may access other information about our company, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

        Upon request by any person when we are in the course of a distribution of our securities pursuant to a short-form prospectus or when a preliminary short form prospectus has been filed, we will provide: one copy of this annual information form with any documents incorporated by reference; comparative financial statements for the most recently completed financial year with the accompanying auditors' report and any interim financial statements; our information circular in connection with our most recent annual meeting of shareholders; and any other document incorporated by reference into a preliminary short form prospectus or short form prospectus. When we have not filed a preliminary short form prospectus or are not in the course of a distribution, we shall provide any of the foregoing documents subject to our right to require people who do not hold our securities to pay a reasonable charge.

QuickLinks

TABLE OF CONTENTS
Market Groups — Operations
2003 Product/Service Revenues
2003 Product/Services Revenues
2003 Product/Services Revenues
2003 Product/Services Revenues
2003 Revenues
Reconciliations RECONCILIATION OF ADJUSTED EBITDA TO NET EARNINGS AND ADJUSTED OPERATING PROFIT TO OPERATING PROFIT (millions of U.S. dollars) (unaudited )
RECONCILIATION OF ADJUSTED EBITDA MARGIN AND ADJUSTED OPERATING PROFIT MARGIN TO OPERATING PROFIT MARGIN (as a percentage of revenue) ( unaudited )